FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, December 21, 2004 Home Equity Pass-Through Certificates, Series 2004-6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115435
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ____________________
Name: John P. Graham
Title: Vice President

Dated: December 21, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[350,000,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2004-6

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[254,625,000]	Senior/Adj	LIBOR+[]%	1.2	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[35,175,000]	Mezzanine/Adj	LIBOR + []%	4.5	AA/Aa2
M-2	[25,025,000]	Mezzanine/Fixed	[]%	4.6	A/A2
M-3	[13,825,000]	Mezzanine/Fixed	[]%	4.2	BBB+/Baa1
M-4	[5,250,000]	Mezzanine/Fixed	[]%	4.1	BBB/Baa2
M-5	[7,350,000]	Mezzanine/Fixed	[]%	4.0	BBB-/Baa3
B-1 (5)	[4,025,000]	Subordinate/Fixed	[]%	3.9	BB+/Ba1
B-2 (5)	[4,725,000]	Subordinate/Fixed	[]%	3.9	BB/Ba2
Total	[350,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral ramp assumes 15% CPR increasing by approximately [1.818%] to 35% CPR in month 12 and remains at 35% CPR thereafter. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) These classes of Offered Certificates may only be purchased privately by "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended or a limited number of institutional investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The MurrayHill Company
Credit Insurance Provider:	Old Republic Insurance Company
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregate principal balance of the covered loans as of the Cut-Off Date subject to certain limitations. Approximately 16.6% of the initial mortgage loans are covered under the policy and the remaining 83.4% of initial the mortgage loans are not covered under the policy.
Cut-off Date:	December 1, 2004 for the initial mortgage loans.
Deal Settlement:	On or about December 22, 2004
Investor Settlement:	On or about December 23, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in January 2005.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-1 Certificates and the Class M-1 Certificates, the calendar month preceding the month of that Distribution Date. For the Class A-1 Certificates and the Class M-1 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	24 days with respect to the Offered Certificates other than the Class A-1 Certificates and the Class M-1 Certificates, and 0 days with respect to the Class A-1 Certificates and the M-1 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at 15% CPR in month 1, increasing by approximately [1.818%] CPR per month to 35% CPR in month 12, and remaining at 35% CPR thereafter.
Prefunding Amount:	[$10,051,757]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates. The Class B-1 and Class B-2 Certificates may only be purchased privately by "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended or a limited number of institutional investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination:	10% optional clean-up call and 5% mandatory auction, as described in the Prospectus Supplement.
Maximum Pool Balance:	The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through margin will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (2) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1 Certificates, and (3) the pass-through rate on the Class M-2, Class M-3, Class M-4, Class M-5, Class B-1 and Class B-2 Certificates will increase by 50 basis points.
Pass-through Rate:	For the Class A-1 Certificates and the Class M-1 Certificates, equal to the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class M-2 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class M-3 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class M-4 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class M-5 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class B-1 Certificates, equal to the lesser of [ ] and the Net Funds Cap. For the Class B-2 Certificates, equal to the lesser of [ ] and the Net Funds Cap.
Net Funds Cap:	For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (1) the amount of interest which accrued on the mortgage loans, minus (2) the sum of (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) (x) in the case of the Class A-1 Certificates and the Class M-1 Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360 and (y) in the case of the other Offered Certificates, 1/12.
Principal and Interest Advancing:	The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described further in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any Distribution Date will equal the sum of (1) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to interest.
Principal Remittance Amount:	For any Distribution Date will be equal to the sum of (1) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads

previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (6) regarding the March 2005 Distribution Date, the amount remaining in the Funding Account at the end of the Prefunding Period and (7) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to principal.

Excess Cashflow Loss Payment

An amount equal to the lesser of (i) excess cashflow for such distribution date and (ii) the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount.

Overcollateralization Release Amount

For any distribution date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (2) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount:

For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy.
2. Excess cashflow.
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[27.25]%	[30.75]%	[61.50]%
M-1	[17.20]%	[20.70]%	[41.40]%
M-2	[10.05]%	[13.55]%	[27.10]%
M-3	[6.10]%	[9.60]%	[19.20]%
M-4	[4.60]%	[8.10]%	[16.20]%
M-5	[2.50]%	[6.00]%	[12.00]%
B-1	[1.35]%	[4.85]%	[9.70]%
B-2	[0.00]%	[3.50]%	[7.00]%

* Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.

** On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in January 2008 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [61.50]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [ ] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
January 2005 – December 2007	N/A
January 2008 – December 2008	[ ]
January 2009 – December 2009	[ ]
January 2010 – December 2010	[ ]
January 2011 – December 2011	[ ]
January 2012 and thereafter	[ ]

Registration:

The Offered Certificates, other than the Class B-1 Certificates, Class B-2 Certificates, Class A-R Certificates and the Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
9. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in March 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero; and
10. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in March 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
10. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first two Distribution Dates, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
10. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
12. To the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (12).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.06	1.93	1.15	0.90	0.73	0.51
First Pay (Months)	Jan-05	Jan-05	Jan-05	Jan-05	Jan-05	Jan-05
Last Pay (Months)	Dec-15	Apr-12	Sep-07	Jan-07	Aug-06	Jan-06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	5.26	4.49	2.44	1.92	1.27
First Pay (Months)	Jun-08	Aug-08	Sep-07	Jan-07	Aug-06	Jan-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Oct-07	Feb-07	May-06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	5.02	4.61	3.58	2.46	1.59
First Pay (Months)	Jun-08	Apr-08	Oct-08	Oct-07	Feb-07	May-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Dec-08	Sep-07	Sep-06

M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	4.96	4.18	4.01	2.99	1.91
First Pay (Months)	Jun-08	Mar-08	Jun-08	Dec-08	Sep-07	Sep-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Dec-08	Feb-08	Dec-06

M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	4.94	4.05	3.91	3.17	2.01
First Pay (Months)	Jun-08	Feb-08	May-08	Sep-08	Feb-08	Dec-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Dec-08	Feb-08	Dec-06

M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	4.92	4.00	3.73	3.17	2.01
First Pay (Months)	Jun-08	Feb-08	Apr-08	Jun-08	Feb-08	Dec-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Dec-08	Feb-08	Dec-06

B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	4.92	3.95	3.60	3.17	2.01
First Pay (Months)	Jun-08	Feb-08	Mar-08	May-08	Feb-08	Dec-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Dec-08	Feb-08	Dec-06

B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.28	4.91	3.92	3.52	3.17	2.01
First Pay (Months)	Jun-08	Jan-08	Feb-08	Mar-08	Feb-08	Dec-06
Last Pay (Months)	Dec-15	Apr-12	Apr-10	Dec-08	Feb-08	Dec-06

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.21	2.08	1.15	0.90	0.73	0.51
First Pay (Months)	Jan-05	Jan-05	Jan-05	Jan-05	Jan-05	Jan-05
Last Pay (Months)	Dec-22	Jan-20	Sep-07	Jan-07	Aug-06	Jan-06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.83	5.80	5.66	2.44	1.92	1.27
First Pay (Months)	Jun-08	Aug-08	Sep-07	Jan-07	Aug-06	Jan-06
Last Pay (Months)	Aug-21	Sep-19	Oct-16	Oct-07	Feb-07	May-06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.81	5.53	4.98	5.00	2.46	1.59
First Pay (Months)	Jun-08	Apr-08	Oct-08	Oct-07	Feb-07	May-06
Last Pay (Months)	Feb-20	Aug-18	Dec-14	Jan-14	Sep-07	Sep-06

M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.81	5.43	4.52	4.60	3.97	1.91
First Pay (Months)	Jun-08	Mar-08	Jun-08	Dec-08	Sep-07	Sep-06
Last Pay (Months)	Jan-20	May-17	Dec-13	Oct-11	Jan-12	Jan-07

M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.81	5.37	4.36	4.15	4.97	2.13
First Pay (Months)	Jun-08	Feb-08	May-08	Sep-08	Jul-09	Jan-07
Last Pay (Months)	Jan-20	May-16	Mar-13	Apr-11	May-10	Feb-07

M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.80	5.31	4.27	3.95	4.25	2.32
First Pay (Months)	Jun-08	Feb-08	Apr-08	Jun-08	Nov-08	Feb-07
Last Pay (Months)	Jan-20	Nov-15	Nov-12	Dec-10	Sep-09	May-07

B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.75	5.25	4.18	3.78	3.84	2.53
First Pay (Months)	Jun-08	Feb-08	Mar-08	May-08	Aug-08	May-07
Last Pay (Months)	Oct-19	Dec-14	Mar-12	Jun-10	Apr-09	Jul-07

B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.63	5.15	4.09	3.66	3.61	2.75
First Pay (Months)	Jun-08	Jan-08	Feb-08	Mar-08	May-08	Jul-07
Last Pay (Months)	Nov-18	Apr-14	Sep-11	Feb-10	Dec-08	Nov-07

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored, Acutal/360 day count convention)

Period	Net Funds Cap	Period	Net Funds Cap
1	8.47%	61	8.99%
2	9.01%	62	8.99%
3	9.97%	63	9.96%
4	9.00%	64	8.99%
5	9.30%	65	9.29%
6	9.00%	66	8.99%
7	9.30%	67	9.29%
8	8.99%	68	8.99%
9	8.99%	69	8.99%
10	9.29%	70	9.29%
11	8.99%	71	8.99%
12	9.29%	72	9.29%
13	8.99%	73	8.99%
14	8.99%	74	8.99%
15	9.96%	75	9.96%
16	8.99%	76	8.99%
17	9.29%	77	9.29%
18	8.99%	78	8.99%
19	9.29%	79	9.28%
20	8.99%	80	8.98%
21	8.99%	81	8.98%
22	9.29%	82	9.28%
23	8.99%	83	8.98%
24	9.29%	84	9.28%
25	8.99%	85	8.98%
26	8.99%	86	8.98%
27	9.96%	87	9.60%
28	8.99%	88	8.98%
29	9.29%	89	9.28%
30	8.99%	90	8.98%
31	9.29%	91	9.28%
32	8.99%	92	8.98%
33	8.99%	93	8.98%
34	9.29%	94	9.28%
35	8.99%	95	8.98%
36	9.29%	96	9.28%
37	8.99%	97	8.98%
38	8.99%	98	8.98%
39	9.61%	99	9.94%
40	8.99%	100	8.98%
41	9.29%	101	9.28%
42	8.99%	102	8.98%
43	9.29%	103	9.28%
44	8.99%	104	8.98%
45	8.99%	105	8.98%
46	9.29%	106	9.28%
47	8.99%	107	8.98%
48	9.29%	108	9.28%
49	8.99%	109	8.98%
50	8.99%	110	8.98%
51	9.96%	111	9.94%
52	8.99%	112	8.98%
53	9.29%	113	9.28%
54	8.99%	114	8.98%
55	9.29%	115	9.28%
56	8.99%	116	8.98%
57	8.99%	117	8.98%
58	9.29%	118	9.28%
59	8.99%	119	8.98%
60	9.29%	120	9.28%

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	2.290%	5.829%	61	5.129%	3.701%
2	2.452%	5.818%	62	5.074%	3.734%
3	2.616%	5.904%	63	5.088%	4.062%
4	2.854%	5.453%	64	5.310%	3.591%
5	2.941%	5.463%	65	5.141%	3.444%
6	2.927%	5.381%	66	5.253%	3.256%
7	3.126%	5.307%	67	5.083%	3.478%
8	3.306%	5.073%	68	5.173%	3.305%
9	3.197%	5.156%	69	5.194%	3.292%
10	3.461%	5.049%	70	5.428%	3.275%
11	3.529%	4.907%	71	5.263%	3.250%
12	3.345%	5.131%	72	5.239%	3.386%
13	3.557%	4.889%	73	5.357%	3.193%
14	3.545%	4.883%	74	5.308%	3.241%
15	3.579%	5.111%	75	5.329%	3.619%
16	3.769%	4.704%	76	5.565%	3.128%
17	3.660%	4.850%	77	5.391%	3.380%
18	3.656%	4.751%	78	5.507%	3.208%
19	3.761%	4.755%	79	5.328%	3.452%
20	3.743%	4.667%	80	5.418%	3.299%
21	3.893%	4.562%	81	5.432%	3.317%
22	3.888%	4.634%	82	5.666%	3.332%
23	3.904%	4.530%	83	5.482%	3.342%
24	4.036%	4.523%	84	5.445%	3.519%
25	3.938%	4.484%	85	5.556%	3.357%
26	4.047%	4.413%	86	5.494%	3.426%
27	4.097%	4.595%	87	5.507%	3.704%
28	4.319%	4.260%	88	5.743%	3.342%
29	4.210%	4.370%	89	5.556%	3.618%
30	4.214%	4.289%	90	5.519%	3.550%
31	4.332%	4.294%	91	5.633%	3.648%
32	4.308%	4.231%	92	5.571%	3.596%
33	4.340%	4.210%	93	5.585%	3.629%
34	4.548%	4.190%	94	5.826%	3.659%
35	4.532%	4.147%	95	5.638%	3.684%
36	4.269%	4.273%	96	5.601%	3.877%
37	4.496%	4.172%	97	5.718%	3.719%
38	4.457%	3.990%	98	5.655%	3.800%
39	4.480%	3.934%	99	5.669%	4.226%
40	4.691%	3.826%	100	5.913%	3.736%
41	4.677%	3.919%	101	5.721%	4.030%
42	4.410%	3.982%	102	5.682%	3.972%
43	4.649%	3.974%	103	5.799%	4.085%
44	4.744%	3.897%	104	5.735%	4.045%
45	4.523%	3.977%	105	5.747%	4.093%
46	4.877%	3.925%	106	5.993%	4.137%
47	4.744%	3.915%	107	5.797%	4.180%
48	4.738%	3.984%	108	5.756%	4.398%
49	4.861%	3.872%	109	5.873%	4.260%
50	4.830%	3.884%	110	5.805%	4.366%
51	4.861%	4.094%	111	5.815%	4.825%
52	5.089%	3.770%	112	6.061%	4.348%
53	4.941%	3.914%	113	5.858%	4.677%
54	5.057%	3.776%	114	5.814%	4.646%
55	4.900%	3.936%	115	5.928%	4.791%
56	4.989%	3.802%	116	5.855%	4.782%
57	5.007%	3.789%	117	5.861%	4.863%
58	5.225%	3.770%	118	6.106%	4.941%
59	5.057%	3.753%	119	5.897%	5.021%
60	5.024%	3.875%	120	5.849%	5.279%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	14.4%	26.73%	5.15
M-2	10.0%	19.81%	6.25
M-3	7.8%	15.99%	7.61
M-4	7.0%	14.53%	9.42
M-5	5.9%	12.47%	9.19
B-1	5.3%	11.31%	9.97
B-2	4.8%	10.33%	10.08

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 12/1/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

				Min		Max
Total Number of Loans		7,424				
Total Outstanding Loan Balance	$	339,948,443.40				
Average Loan Current Balance	$	45,790.47	$	841.74	$	393,028.02
Weighted Average Combined LTV		96.90%		2.65%		100.00%
Weighted Average Coupon		10.13%		2.75%		17.25%
Weighted Average FICO (Non-Zero)		682				
Weighted Average Age (Months)		7				
% Prepayment Penalties		49.14%				
% Balloons		61.89%				
% Second Liens		99.86%				

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,782	$ 31,547,594.74	9.28	673	95.82	10.96	82.46
25,000.01 - 50,000.00	3,128	$ 112,840,000.52	33.19	676	97.41	10.24	93.21
50,000.01 - 75,000.00	1,512	$ 92,678,783.68	27.26	680	97.08	10.02	95.09
75,000.01 - 100,000.00	633	$ 55,213,879.41	16.24	687	96.91	9.92	96.21
100,000.01 - 125,000.00	224	$ 25,105,625.69	7.39	693	97.44	9.87	95.95
125,000.01 - 150,000.00	86	$ 11,776,167.66	3.46	699	97.51	9.61	100.00
150,000.01 - 175,000.00	31	$ 4,995,206.92	1.47	716	93.57	9.89	81.55
175,000.01 - 200,000.00	24	$ 4,582,475.91	1.35	723	90.58	9.21	79.56
225,000.01 - 250,000.00	2	$ 499,022.20	0.15	628	82.84	10.12	100.00
300,000.01 - 325,000.00	1	$ 316,658.65	0.09	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 393,028.02	0.12	658	84.58	12.24	100.00
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,826	$ 32,565,521.55	9.58	673	95.78	10.98	82.93
25,000.01 - 50,000.00	3,098	$ 112,483,702.60	33.09	676	97.42	10.23	93.17
50,000.01 - 75,000.00	1,502	$ 92,312,731.66	27.15	680	97.11	10.02	95.05
75,000.01 - 100,000.00	630	$ 55,017,638.23	16.18	687	96.88	9.92	96.33
100,000.01 - 125,000.00	224	$ 25,131,159.65	7.39	693	97.49	9.88	95.95
125,000.01 - 150,000.00	86	$ 11,784,595.96	3.47	701	97.07	9.56	98.87
150,000.01 - 175,000.00	31	$ 5,031,985.33	1.48	714	93.89	9.98	80.95
175,000.01 - 200,000.00	23	$ 4,412,399.55	1.30	724	91.10	9.10	82.63
225,000.01 - 250,000.00	2	$ 499,022.20	0.15	628	82.84	10.12	100.00
300,000.01 - 325,000.00	1	$ 316,658.65	0.09	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 393,028.02	0.12	658	84.58	12.24	100.00
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$ 62,797.18	0.02	0	90.99	10.41	100.00
501 - 525	1	$ 9,467.04	0.00	507	95.00	13.75	100.00
526 - 550	1	$ 37,806.08	0.01	527	74.99	9.75	100.00
551 - 575	11	$ 121,086.70	0.04	566	78.24	12.67	100.00
576 - 600	187	$ 5,763,666.03	1.70	592	98.63	11.58	99.80
601 - 625	833	$ 31,159,362.43	9.17	615	98.06	11.40	99.64
626 - 650	1,362	$ 56,375,379.48	16.58	639	97.31	10.92	97.97
651 - 675	1,534	$ 72,035,184.74	21.19	663	97.10	10.39	96.44
676 - 700	1,257	$ 62,577,537.92	18.41	688	96.95	9.82	91.84
701 - 725	957	$ 48,913,590.74	14.39	712	96.83	9.54	90.01
726 - 750	644	$ 31,771,792.23	9.35	738	96.47	9.27	87.12
751 - 775	422	$ 20,778,147.59	6.11	761	94.81	9.00	85.34
776 - 800	188	$ 9,392,393.71	2.76	785	94.82	8.95	82.81
801 - 825	23	$ 907,375.25	0.27	808	91.74	8.69	84.95
826 - 850	1	$ 42,856.28	0.01	834	100.00	9.00	100.00
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	30	$ 94,281.43	0.03	634	83.48	11.97	61.40
61 - 120	232	$ 4,404,811.57	1.30	657	95.98	11.81	96.55
121 - 180	4,479	$ 210,219,780.80	61.84	690	96.24	10.01	89.97
181 - 240	1,644	$ 70,918,769.45	20.86	668	98.02	10.47	99.31
241 - 300	3	$ 98,048.46	0.03	649	100.00	13.40	100.00
301 - 360	1,036	$ 54,212,751.69	15.95	670	98.05	10.02	98.25
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Remaining Term to Maturity	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	32	$ 116,281.12	0.03	634	81.46	11.96	68.70
61 - 120	248	$ 4,965,289.95	1.46	653	94.77	11.73	96.94
121 - 180	4,461	$ 209,637,302.73	61.67	690	96.27	10.00	89.94
181 - 240	1,644	$ 70,918,769.45	20.86	668	98.02	10.47	99.31
241 - 300	3	$ 98,048.46	0.03	649	100.00	13.40	100.00
301 - 360	1,036	$ 54,212,751.69	15.95	670	98.05	10.02	98.25
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	444	$ 25,460,242.01	7.49	705	93.57	10.20	70.79
Condominium	559	$ 23,919,688.96	7.04	690	97.91	9.94	94.49
Co-op	9	$ 592,561.29	0.17	690	94.31	9.45	100.00
Manufactured Housing	3	$ 34,482.83	0.01	668	93.43	12.50	100.00
PUD	1,108	$ 54,292,737.57	15.97	685	96.52	10.23	90.87
Single Family Residence	5,301	$ 235,648,730.74	69.32	677	97.25	10.12	96.18
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	587	$ 18,641,896.60	5.48	716	90.60	10.76	0.00
Primary	6,742	$ 317,234,845.98	93.32	679	97.35	10.10	100.00
Secondary	95	$ 4,071,700.82	1.20	711	90.55	9.67	0.00
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Debt Consolidation	4	$ 90,139.71	0.03	660	89.27	13.15	100.00
Home Improvement	2	$ 35,448.47	0.01	620	73.23	11.01	61.04
Purchase	5,956	$ 274,044,812.15	80.61	685	98.07	10.16	92.38
Refinance - Cashout	1,277	$ 59,579,725.54	17.53	667	92.05	10.02	97.70
Refinance - Rate Term	185	$ 6,198,317.53	1.82	673	91.68	9.58	92.75
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Combined LTV	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	3	$ 63,433.35	0.02	771	7.05	7.55	100.00
10.01 - 20.00	5	$ 99,583.70	0.03	659	18.36	10.05	100.00
20.01 - 30.00	4	$ 117,370.54	0.03	739	26.89	8.12	100.00
30.01 - 40.00	8	$ 392,459.99	0.12	707	35.81	8.39	92.62
40.01 - 50.00	19	$ 865,420.74	0.25	704	44.95	7.40	91.32
50.01 - 60.00	16	$ 822,348.75	0.24	707	55.91	7.55	97.03
60.01 - 70.00	29	$ 1,382,611.94	0.41	697	65.28	8.12	84.13
70.01 - 80.00	132	$ 8,625,878.64	2.54	690	77.30	8.55	82.23
80.01 - 90.00	968	$ 39,964,082.90	11.76	690	89.09	9.70	69.07
90.01 - 95.00	1,085	$ 42,605,335.92	12.53	695	94.72	10.11	82.29
95.01 - 100.00	5,155	$ 245,009,916.93	72.07	677	99.92	10.29	99.62
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,067	$ 136,667,925.41	40.20	687	97.11	9.81	95.30
Nevada	483	$ 22,249,908.19	6.55	688	96.84	10.24	84.60
Florida	485	$ 16,813,737.00	4.95	671	97.19	10.54	91.69
Arizona	491	$ 16,122,959.91	4.74	681	96.98	10.28	83.84
Texas	498	$ 13,952,408.17	4.10	683	98.21	10.20	90.29
New York	226	$ 13,780,404.42	4.05	695	89.25	9.41	88.43
Washington	338	$ 13,678,883.69	4.02	672	98.62	10.47	96.69
Maryland	254	$ 12,591,238.74	3.70	669	97.80	10.55	97.90
Virginia	253	$ 11,776,782.87	3.46	677	96.87	10.43	95.68
Oregon	251	$ 9,134,517.47	2.69	682	98.12	10.28	98.29
Colorado	203	$ 8,504,927.17	2.50	666	98.07	10.38	97.39
New Jersey	133	$ 6,882,175.43	2.02	702	93.30	9.95	84.68
Massachusetts	119	$ 6,513,913.49	1.92	693	95.09	10.17	91.84
Illinois	161	$ 6,244,886.19	1.84	676	98.04	10.25	98.61
Georgia	173	$ 5,610,612.31	1.65	665	97.65	10.93	95.39
Other	1,289	$ 39,423,162.94	11.60	668	97.47	10.62	93.97
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	4,127	$ 167,898,764.94	49.39	671	97.57	9.99	95.68
NINA	139	$ 6,879,621.79	2.02	715	93.38	11.53	89.80
Reduced	2,592	$ 139,511,123.90	41.04	693	96.40	10.14	90.81
Stated/Stated	566	$ 25,658,932.77	7.55	685	96.15	10.63	92.45
Total:	**7,424**	**$ 339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2.501 - 3.000	1	$	10,386.51	0.00	652	90.00	2.75	0.00
3.501 - 4.000	2	$	68,156.18	0.02	694	93.30	3.71	100.00
4.001 - 4.500	5	$	219,368.19	0.06	742	96.11	4.21	89.47
5.001 - 5.500	2	$	113,601.06	0.03	636	87.38	5.31	100.00
5.501 - 6.000	19	$	918,218.67	0.27	746	71.21	5.92	97.33
6.001 - 6.500	55	$	2,779,282.15	0.82	732	78.62	6.41	92.87
6.501 - 7.000	132	$	5,254,140.03	1.55	738	87.17	6.85	94.41
7.001 - 7.500	189	$	8,850,986.48	2.60	731	92.86	7.35	94.39
7.501 - 8.000	253	$	13,926,114.21	4.10	710	92.92	7.85	96.00
8.001 - 8.500	394	$	19,534,989.12	5.75	708	96.13	8.38	95.95
8.501 - 9.000	790	$	43,228,334.99	12.72	703	97.47	8.86	97.05
9.001 - 9.500	676	$	34,003,177.17	10.00	689	97.33	9.35	94.01
9.501 - 10.000	1,000	$	50,567,066.96	14.87	683	97.61	9.86	92.97
10.001 - 10.500	728	$	35,956,947.04	10.58	673	97.91	10.36	92.42
10.501 - 11.000	729	$	35,855,961.42	10.55	667	97.79	10.86	92.74
11.001 - 11.500	512	$	21,967,999.36	6.46	655	98.02	11.33	94.86
11.501 - 12.000	726	$	27,981,761.89	8.23	655	98.14	11.85	90.51
12.001 - 12.500	513	$	20,368,930.85	5.99	667	96.92	12.39	82.18
12.501 - 13.000	206	$	6,154,906.38	1.81	650	98.72	12.85	98.66
13.001 - 13.500	141	$	3,775,835.51	1.11	645	97.96	13.34	99.33
13.501 - 14.000	140	$	3,248,833.76	0.96	638	97.48	13.83	96.85
14.001 - 14.500	150	$	3,760,531.85	1.11	644	99.38	14.45	86.90
14.501 - 15.000	48	$	1,068,922.27	0.31	636	98.54	14.86	100.00
15.001 - 15.500	8	$	224,200.01	0.07	644	100.00	15.33	100.00
15.501 - 16.000	2	$	35,307.65	0.01	648	100.00	15.90	61.36
16.001 - 16.500	1	$	30,303.96	0.01	606	100.00	16.50	100.00
16.501 - 17.000	1	$	10,648.60	0.00	583	100.00	16.75	100.00
17.001 - 17.500	1	$	33,531.13	0.01	604	100.00	17.25	100.00
Total:	**7,424**	**$**	**339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	3,952	$	172,902,225.70	50.86	688	95.78	10.06	89.56
3	10	$	693,271.14	0.20	709	91.10	9.83	90.63
6	25	$	1,766,115.22	0.52	697	90.31	10.35	73.49
12	327	$	20,519,624.27	6.04	702	95.27	9.49	90.79
24	2,064	$	101,255,295.09	29.79	669	99.13	10.20	99.05
36	907	$	38,841,291.89	11.43	673	97.73	10.50	97.97
60	139	$	3,970,620.09	1.17	681	92.50	10.92	87.65
Total:	**7,424**	**$**	**339,948,443.40**	**100.00**	**682**	**96.90**	**10.13**	**93.32**

DERIVED INFORMATION [12/10/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Preliminary Pool

State	Loan Count	Scheduled Balance	% of Scheduled Balance
Alabama	21	540,216.81	0.16
Alaska	14	556,226.15	0.16
Arizona	491	16,122,959.91	4.74
Arkansas	9	228,438.29	0.07
California	2,067	136,667,925.41	40.20
Colorado	203	8,504,927.17	2.50
Connecticut	52	2,244,014.69	0.66
Delaware	17	567,825.35	0.17
District of Columbia	9	559,217.70	0.16
Florida	485	16,813,737.00	4.95
Georgia	173	5,610,612.31	1.65
Hawaii	35	2,256,525.57	0.66
Idaho	35	977,119.85	0.29
Illinois	161	6,244,886.19	1.84
Indiana	36	884,762.07	0.26
Iowa	25	465,604.55	0.14
Kansas	24	682,782.39	0.20
Kentucky	23	614,552.36	0.18
Louisiana	21	513,320.10	0.15
Maine	5	136,090.96	0.04
Maryland	254	12,591,238.74	3.70
Massachusetts	119	6,513,913.49	1.92
Michigan	91	2,871,937.30	0.84
Minnesota	73	2,797,782.89	0.82
Mississippi	11	267,673.65	0.08
Missouri	62	1,510,699.70	0.44
Montana	5	237,094.03	0.07
Nebraska	19	510,397.98	0.15
Nevada	483	22,249,908.19	6.55
New Hampshire	13	544,214.26	0.16
New Jersey	133	6,882,175.43	2.02
New Mexico	26	714,406.45	0.21
New York	226	13,780,404.42	4.05
North Carolina	96	2,638,486.64	0.78
North Dakota	3	53,675.92	0.02
Ohio	140	3,554,334.84	1.05
Oklahoma	45	1,315,780.08	0.39
Oregon	251	9,134,517.47	2.69
Pennsylvania	108	3,246,277.32	0.95
Puerto Rico	4	62,304.57	0.02
Rhode Island	17	628,227.92	0.18
South Carolina	24	709,953.54	0.21
South Dakota	4	72,827.94	0.02
Tennessee	84	1,972,101.75	0.58
Texas	498	13,952,408.17	4.10
Utah	105	3,471,567.06	1.02
Vermont	1	11,242.62	0.00
Virginia	253	11,776,782.87	3.46
Washington	338	13,678,883.69	4.02
West Virginia	1	51,528.32	0.02
Wisconsin	26	823,768.34	0.24
Wyoming	5	130,182.98	0.04
Total:	**7,424**	**339,948,443.40**	**100.00**

DERIVED INFORMATION [12/07/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-06 - CF - 3 - A - 100 PPC Call (Y)

LIBOR_1MO=2.29
100 PPC
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon
Total		254,625,000.00	7,399,342.08	262,024,342.08		0	254,625,000.00	0	0		7,399,342.08	0		0		0	7,399,342.08		
0	23-Dec-04	0	0	0	254,625,000.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
1	25-Jan-05	9,704,133.51	581,181.56	10,285,315.07	244,920,866.49	0	9,704,133.51	0	0	0	581,181.56	0	0	0	0	0	581,181.56	2.49	2.49
2	25-Feb-05	10,077,372.94	525,151.16	10,602,524.10	234,843,493.55	0	10,077,372.94	0	0	0	525,151.16	0	0	0	0	0	525,151.16	2.49	2.49
3	25-Mar-05	12,153,363.63	454,813.57	12,608,177.19	222,690,129.92	0	12,153,363.63	0	0	0	454,813.57	0	0	0	0	0	454,813.57	2.49	2.49
4	25-Apr-05	12,347,300.34	477,484.75	12,824,785.10	210,342,829.58	0	12,347,300.34	0	0	0	477,484.75	0	0	0	0	0	477,484.75	2.49	2.49
5	25-May-05	12,259,338.06	436,461.37	12,695,799.43	198,083,491.52	0	12,259,338.06	0	0	0	436,461.37	0	0	0	0	0	436,461.37	2.49	2.49
6	25-Jun-05	11,920,857.39	424,724.02	12,345,581.41	186,162,634.12	0	11,920,857.39	0	0	0	424,724.02	0	0	0	0	0	424,724.02	2.49	2.49
7	25-Jul-05	11,623,082.88	386,287.47	12,009,370.35	174,539,551.24	0	11,623,082.88	0	0	0	386,287.47	0	0	0	0	0	386,287.47	2.49	2.49
8	25-Aug-05	11,301,005.81	374,241.89	11,675,247.69	163,238,545.44	0	11,301,005.81	0	0	0	374,241.89	0	0	0	0	0	374,241.89	2.49	2.49
9	25-Sep-05	11,000,764.18	350,010.65	11,350,774.83	152,237,781.26	0	11,000,764.18	0	0	0	350,010.65	0	0	0	0	0	350,010.65	2.49	2.49
10	25-Oct-05	10,616,754.84	315,893.40	10,932,648.23	141,621,026.42	0	10,616,754.84	0	0	0	315,893.40	0	0	0	0	0	315,893.40	2.49	2.49
11	25-Nov-05	9,261,323.91	303,659.08	9,564,982.99	132,359,702.51	0	9,261,323.91	0	0	0	303,659.08	0	0	0	0	0	303,659.08	2.49	2.49
12	25-Dec-05	8,653,901.73	274,646.38	8,928,548.11	123,705,800.78	0	8,653,901.73	0	0	0	274,646.38	0	0	0	0	0	274,646.38	2.49	2.49
13	25-Jan-06	8,343,541.76	265,245.85	8,608,787.61	115,362,259.02	0	8,343,541.76	0	0	0	265,245.85	0	0	0	0	0	265,245.85	2.49	2.49
14	25-Feb-06	8,044,267.21	247,355.91	8,291,623.12	107,317,991.81	0	8,044,267.21	0	0	0	247,355.91	0	0	0	0	0	247,355.91	2.49	2.49
15	25-Mar-06	7,755,683.35	207,839.18	7,963,522.53	99,562,308.46	0	7,755,683.35	0	0	0	207,839.18	0	0	0	0	0	207,839.18	2.49	2.49
16	25-Apr-06	7,477,409.46	213,478.18	7,690,887.64	92,084,899.00	0	7,477,409.46	0	0	0	213,478.18	0	0	0	0	0	213,478.18	2.49	2.49
17	25-May-06	7,209,078.34	191,076.17	7,400,154.50	84,875,820.66	0	7,209,078.34	0	0	0	191,076.17	0	0	0	0	0	191,076.17	2.49	2.49
18	25-Jun-06	6,950,335.85	181,987.91	7,132,323.76	77,925,484.81	0	6,950,335.85	0	0	0	181,987.91	0	0	0	0	0	181,987.91	2.49	2.49
19	25-Jul-06	6,700,840.44	161,695.38	6,862,535.82	71,224,644.37	0	6,700,840.44	0	0	0	161,695.38	0	0	0	0	0	161,695.38	2.49	2.49
20	25-Aug-06	6,460,262.67	152,717.51	6,612,980.18	64,764,381.71	0	6,460,262.67	0	0	0	152,717.51	0	0	0	0	0	152,717.51	2.49	2.49
21	25-Sep-06	6,228,284.84	138,865.63	6,367,150.47	58,536,096.87	0	6,228,284.84	0	0	0	138,865.63	0	0	0	0	0	138,865.63	2.49	2.49
22	25-Oct-06	6,004,600.52	121,462.40	6,126,062.92	52,531,496.35	0	6,004,600.52	0	0	0	121,462.40	0	0	0	0	0	121,462.40	2.49	2.49
23	25-Nov-06	5,788,914.18	112,636.28	5,901,550.46	46,742,582.17	0	5,788,914.18	0	0	0	112,636.28	0	0	0	0	0	112,636.28	2.49	2.49
24	25-Dec-06	5,580,940.79	96,990.86	5,677,931.65	41,161,641.38	0	5,580,940.79	0	0	0	96,990.86	0	0	0	0	0	96,990.86	2.49	2.49
25	25-Jan-07	5,380,405.46	88,257.42	5,468,662.88	35,781,235.91	0	5,380,405.46	0	0	0	88,257.42	0	0	0	0	0	88,257.42	2.49	2.49
26	25-Feb-07	5,187,043.07	76,720.93	5,263,764.01	30,594,192.84	0	5,187,043.07	0	0	0	76,720.93	0	0	0	0	0	76,720.93	2.49	2.49
27	25-Mar-07	5,000,597.92	59,250.75	5,059,848.68	25,593,594.92	0	5,000,597.92	0	0	0	59,250.75	0	0	0	0	0	59,250.75	2.49	2.49
28	25-Apr-07	4,820,823.41	54,876.93	4,875,700.34	20,772,771.51	0	4,820,823.41	0	0	0	54,876.93	0	0	0	0	0	54,876.93	2.49	2.49
29	25-May-07	4,647,481.70	43,103.50	4,690,585.20	16,125,289.80	0	4,647,481.70	0	0	0	43,103.50	0	0	0	0	0	43,103.50	2.49	2.49
30	25-Jun-07	4,480,343.41	34,575.31	4,514,918.72	11,644,946.39	0	4,480,343.41	0	0	0	34,575.31	0	0	0	0	0	34,575.31	2.49	2.49
31	25-Jul-07	4,319,187.33	24,163.26	4,343,350.59	7,325,759.06	0	4,319,187.33	0	0	0	24,163.26	0	0	0	0	0	24,163.26	2.49	2.49
32	25-Aug-07	4,163,800.10	15,707.65	4,179,507.75	3,161,958.96	0	4,163,800.10	0	0	0	15,707.65	0	0	0	0	0	15,707.65	2.49	2.49
33	25-Sep-07	3,161,958.96	6,779.77	3,168,738.73	0	0	3,161,958.96	0	0	0	6,779.77	0	0	0	0	0	6,779.77	2.49	2.49

DERIVED INFORMATION [12/07/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB HEMT 2004-6

FICO and CBLTV

FICO Low	FICO High	CBLTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	9,467.04	0.00	13.75	0.00	507	46.00	95.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
525	549	> 65%	37,806.08	0.01	9.75	0.00	527	23.27	74.99	0.00	0.00	100.00	100.00	0.00	0.00	0.00
550	574	> 65%	8,617.81	0.02	13.40	0.00	563	41.92	81.86	100.00	0.00	100.00	100.00	0.00	0.00	0.00
575	599	> 70%	30,113.33	1.43	11.64	0.00	590	43.30	98.26	3.54	1.93	99.88	98.46	1.54	0.00	0.00
600	624	> 70%	36,915.01	8.67	11.44	0.00	614	41.95	98.49	14.85	14.47	99.60	83.95	10.94	4.62	0.00
625	649	> 70%	41,726.09	16.39	10.93	0.00	637	41.35	97.64	27.73	14.86	98.09	60.90	31.36	7.15	0.15
650	674	> 80%	45,798.53	20.36	10.46	0.00	662	40.44	98.19	26.47	15.98	96.27	51.22	40.14	7.63	0.84
675	699	> 80%	49,739.96	18.10	9.91	0.00	687	39.69	97.83	31.53	16.25	92.58	38.82	51.74	8.45	2.56
700	724	> 80%	50,511.51	13.91	9.59	0.00	711	39.60	97.56	35.02	16.18	90.07	34.10	52.58	9.50	3.32
725	749	> 85%	49,166.92	9.04	9.37	0.00	736	38.55	97.95	36.30	16.76	89.49	36.20	51.42	8.40	5.81
750	774	> 85%	49,645.59	5.90	9.13	0.00	760	37.91	97.22	42.51	14.94	85.60	43.30	45.26	6.74	5.37
775	799	> 85%	48,773.48	2.64	9.13	0.00	784	37.97	96.57	39.51	18.63	83.26	49.58	38.26	6.59	4.08
800	max	> 85%	43,008.24	0.28	8.99	0.00	807	36.32	97.06	36.67	21.42	86.60	33.21	66.79	0.00	0.00

CBLTV AND DTI

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
65%	69%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70%	74%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75%	79%	> 50%	59,061.78	0.02	9.25	0.00	673	50.30	76.42	0.00	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%	11,451.19	0.00	12.75	0.00	570	53.90	80.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
85%	89%	> 50%	11,937.50	0.02	10.27	0.00	648	51.64	85.14	44.16	0.00	75.81	59.04	0.00	40.96	0.00
90%	94%	> 50%	32,367.56	0.10	11.15	0.00	665	55.91	90.43	37.08	28.69	84.18	74.22	14.96	10.82	0.00
95%	99%	> 50%	36,061.20	0.33	10.20	0.00	674	53.13	95.35	17.01	14.45	82.16	75.26	14.53	10.21	0.00
99.01%	max	> 50%	37,009.63	1.87	10.78	0.00	663	52.30	99.99	30.64	18.33	98.89	84.95	11.47	3.59	1.39

DTI AND FICO

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
25%	29%	< 550	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30%	34%	< 575	10,902.42	0.00	10.50	0.00	0	32.00	71.07	100.00	0.00	100.00	100.00	0.00	0.00	0.00
35%	39%	< 600	32,247.45	0.12	11.73	0.00	587	37.00	99.76	6.43	0.00	98.56	100.00	0.00	0.00	0.00
40%	44%	< 625	36,327.91	2.13	11.26	0.00	612	42.00	97.98	15.06	17.84	99.89	84.61	13.40	1.79	0.00
45%	49%	< 650	39,185.86	6.05	11.20	0.00	626	47.16	98.25	17.11	13.43	99.34	77.12	17.33	5.39	0.22
50%	54%	< 675	32,627.05	1.74	11.54	0.00	637	51.25	98.33	36.37	18.60	98.36	88.01	7.64	3.46	1.50
54.01%	max	< 700	32,356.47	0.39	11.13	0.00	647	54.82	97.71	27.45	11.88	96.65	91.14	0.00	8.86	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	14,976.67	0.02	12.60	0.00	590	33.52	97.64	18.33	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	49.83
600	624	43,948.94	1.37	11.35	0.00	618	40.78	96.83	24.74	18.62	99.29	0.00	70.77	29.23	0.00	33.30	4.66	5.93
625	649	45,776.82	6.42	11.08	0.00	638	40.32	95.85	40.59	13.87	97.12	0.00	81.44	18.56	0.00	35.91	5.69	6.30
650	674	49,033.48	10.15	10.82	0.00	662	39.97	96.48	32.96	17.80	95.13	0.00	83.27	16.73	1.45	40.38	4.67	6.08
675	699	53,213.58	11.30	10.13	0.00	687	39.09	96.48	36.35	19.20	90.09	0.00	86.47	13.53	3.74	46.62	6.08	4.59
700	724	56,675.99	8.84	9.76	0.00	712	39.07	96.81	39.06	20.47	88.97	0.00	84.84	15.16	5.23	46.41	4.74	4.21
725	749	56,543.10	5.67	9.48	0.00	736	38.50	96.86	39.93	16.55	87.14	0.00	85.93	14.07	8.44	51.49	5.35	2.44
750	774	58,428.34	3.23	9.38	0.00	760	36.68	95.67	44.98	14.58	83.59	0.00	87.12	12.88	7.22	51.59	2.79	3.65
775	799	64,883.70	1.37	9.32	0.00	784	36.06	93.40	41.57	14.46	79.75	0.00	87.33	12.67	4.58	50.33	8.77	3.13
800	max	52,742.04	0.20	9.09	0.00	808	36.67	94.43	42.88	22.94	90.55	0.00	100.00	0.00	0.00	23.13	17.47	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
600	624	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
625	649	42,275.48	0.02	10.65	0.00	645	44.18	99.99	47.25	52.75	100.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00
650	674	62,853.62	0.18	10.36	0.00	665	41.66	94.10	81.10	0.00	100.00	20.61	79.39	0.00	100.00	100.00	0.00	0.00
675	699	84,814.73	0.47	9.04	0.00	688	41.94	98.01	66.96	3.62	100.00	10.85	72.44	16.71	100.00	100.00	0.00	0.00
700	724	98,186.65	0.46	8.35	0.00	714	40.09	98.40	80.59	13.51	100.00	0.00	68.84	31.16	100.00	100.00	0.00	0.00
725	749	89,328.85	0.53	8.03	0.00	738	38.23	99.40	57.88	19.04	100.00	8.92	54.07	37.01	100.00	100.00	0.00	0.00
750	774	89,734.17	0.32	8.06	0.00	758	35.02	99.47	85.82	9.69	100.00	26.35	54.94	18.70	100.00	94.14	0.00	0.00
775	799	73,265.74	0.11	8.23	0.00	779	43.10	98.14	0.00	6.53	93.47	41.58	58.42	0.00	100.00	100.00	0.00	0.00
800	max	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

CSFB HEMT 2004-6

FICO and CBLTV

FICO Low	FICO High	CBLTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	9,467.04	9,467.04	13.75	0.00	507	46.00	95.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
525	549	> 65%	37,806.08	37,806.08	9.75	0.00	527	23.27	74.99	0.00	0.00	100.00	100.00	0.00	0.00	0.00
550	574	> 65%	8,617.81	77,560.29	13.40	0.00	563	41.92	81.86	100.00	0.00	100.00	100.00	0.00	0.00	0.00
575	599	> 70%	30,113.33	4,848,246.43	11.64	0.00	590	43.30	98.26	3.54	1.93	99.88	98.46	1.54	0.00	0.00
600	624	> 70%	36,915.01	29,458,180.87	11.44	0.00	614	41.95	98.49	14.85	14.47	99.60	83.95	10.94	4.62	0.00
625	649	> 70%	41,726.09	55,704,327.22	10.93	0.00	637	41.35	97.64	27.73	14.66	98.09	60.90	31.36	7.15	0.15
650	674	> 80%	45,798.53	69,201,579.45	10.46	0.00	662	40.44	98.19	26.47	15.98	96.27	51.22	40.14	7.83	0.84
675	699	> 80%	49,739.96	61,528,334.72	9.91	0.00	687	39.69	97.83	31.53	16.25	92.58	38.82	51.74	8.45	2.56
700	724	> 80%	50,511.51	47,278,771.90	9.59	0.00	711	39.60	97.56	35.02	18.18	90.07	34.10	52.58	9.50	3.32
725	749	> 85%	49,166.92	30,729,324.28	9.37	0.00	736	38.55	97.95	36.30	16.76	89.49	36.20	51.42	8.40	5.81
750	774	> 85%	49,645.59	20,056,819.08	9.13	0.00	760	37.91	97.22	42.51	14.94	85.60	43.30	45.26	6.74	5.37
775	799	> 85%	48,773.48	8,974,320.18	9.13	0.00	784	37.97	96.57	39.51	18.63	83.26	49.58	38.26	6.59	4.08
800	max	> 85%	43,008.24	946,181.26	8.99	0.00	807	36.32	97.06	36.67	21.42	86.60	33.21	66.79	0.00	0.00

CBLTV AND DTI

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
65%	69%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70%	74%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75%	79%	> 50%	59,061.78	59,061.78	9.25	0.00	673	50.30	76.42	0.00	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%	11,451.19	11,451.19	12.75	0.00	570	53.90	80.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
85%	89%	> 50%	11,937.50	71,625.02	10.27	0.00	648	51.64	85.14	44.16	0.00	75.61	59.04	0.00	40.96	0.00
90%	94%	> 50%	32,367.56	356,043.12	11.15	0.00	665	55.91	90.43	37.08	28.69	84.18	74.22	14.96	10.82	0.00
95%	99%	> 50%	36,061.20	1,117,897.07	10.20	0.00	674	53.13	95.35	17.01	14.45	82.16	75.26	14.53	10.21	0.00
99.01%	max	> 50%	37,009.63	6,365,656.72	10.78	0.00	663	52.30	99.99	30.64	18.33	98.89	84.95	11.47	3.59	1.39

DTI AND FICO

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
25%	29%	< 550	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30%	34%	< 575	10,902.42	10,902.42	10.50	0.00	0	32.00	71.07	100.00	0.00	100.00	100.00	0.00	0.00	0.00
35%	39%	< 600	32,247.45	419,216.86	11.73	0.00	587	37.00	99.76	6.43	0.00	98.66	100.00	0.00	0.00	0.00
40%	44%	< 625	36,327.91	7,229,254.14	11.26	0.00	612	42.00	97.98	15.06	17.84	99.89	84.81	13.40	1.79	0.00
45%	49%	< 650	39,186.86	20,573,103.25	11.20	0.00	626	47.16	98.25	17.11	13.43	99.34	77.12	17.33	5.39	0.22
50%	54%	< 675	32,627.05	5,905,496.45	11.54	0.00	637	51.25	98.33	36.37	16.60	98.36	88.01	7.64	3.46	1.50
54.01%	max	< 700	32,356.47	1,326,615.42	11.13	0.00	647	54.82	97.71	27.45	11.88	96.65	91.14	0.00	8.86	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	14,976.67	74,883.33	12.60	0.00	590	33.52	97.64	18.33	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	49.83
600	624	43,948.94	4,658,587.41	11.35	0.00	618	40.78	96.83	24.74	18.62	99.29	0.00	70.77	29.23	0.00	33.30	4.66	5.93
625	649	45,776.82	21,835,541.26	11.08	0.00	638	40.32	95.85	40.59	13.87	97.12	0.00	81.44	18.56	0.00	35.91	5.69	6.30
650	674	49,033.48	34,519,567.65	10.82	0.00	662	39.97	96.48	32.96	17.80	95.13	0.00	83.27	16.73	1.45	40.38	4.67	6.08
675	699	53,213.58	38,420,205.49	10.13	0.00	687	39.09	96.48	36.35	19.20	90.09	0.00	86.47	13.53	3.74	46.62	6.08	4.59
700	724	56,675.99	30,038,274.88	9.76	0.00	712	39.07	96.81	39.06	20.47	88.97	0.00	84.84	15.16	5.23	46.41	4.74	4.21
725	749	56,543.10	19,281,196.50	9.48	0.00	736	38.50	96.86	39.93	16.55	87.14	0.00	85.93	14.07	8.44	51.49	5.35	2.44
750	774	58,428.34	10,984,527.37	9.38	0.00	760	36.68	95.67	44.98	14.58	83.59	0.00	87.12	12.88	7.22	51.59	2.78	3.65
775	799	64,883.70	4,671,626.21	9.32	0.00	784	36.06	93.40	41.57	14.46	79.75	0.00	87.33	12.67	4.58	50.33	8.77	3.13
800	max	52,742.04	685,646.57	9.09	0.00	808	36.67	94.43	42.88	22.94	90.55	0.00	100.00	0.00	0.00	23.13	17.47	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
600	624	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
625	649	42,275.48	84,550.95	10.65	0.00	645	44.18	99.99	47.25	52.75	100.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00
650	674	62,853.62	628,536.24	10.36	0.00	665	41.66	94.10	81.10	0.00	100.00	20.61	79.39	0.00	100.00	100.00	0.00	0.00
675	699	84,814.73	1,611,479.80	9.04	0.00	688	41.94	98.01	66.96	3.62	100.00	10.85	72.44	16.71	100.00	100.00	0.00	0.00
700	724	98,166.65	1,570,666.33	8.35	0.00	714	40.09	98.40	80.59	13.51	100.00	0.00	68.84	31.16	100.00	100.00	0.00	0.00
725	749	89,328.85	1,786,577.01	8.03	0.00	738	38.23	99.40	57.88	19.04	100.00	8.92	54.07	37.01	100.00	100.00	0.00	0.00
750	774	89,734.17	1,076,810.08	8.06	0.00	758	35.02	99.47	85.82	9.69	100.00	26.35	54.94	18.70	100.00	94.14	0.00	0.00
775	799	73,265.74	366,328.68	8.23	0.00	779	43.10	98.14	0.00	6.53	93.47	41.58	58.42	0.00	100.00	100.00	0.00	0.00
800	max	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

CSFB HEMT 2004-6

FICO and CBLTV

FICO Low	FICO High	CBLTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	9,467.04	9,467.04	13.75	0.00	507	46.00	95.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
525	549	> 65%	37,806.08	37,806.08	9.75	0.00	527	23.27	74.99	0.00	0.00	100.00	100.00	0.00	0.00	0.00
550	574	> 65%	8,617.81	77,560.29	13.40	0.00	563	41.92	81.86	100.00	0.00	100.00	100.00	0.00	0.00	0.00
575	599	> 70%	30,113.33	4,848,246.43	11.64	0.00	590	43.30	98.26	3.54	1.93	99.88	98.46	1.54	0.00	0.00
600	624	> 70%	36,915.01	29,458,180.87	11.44	0.00	614	41.95	98.49	14.85	14.47	99.60	83.95	10.94	4.62	0.00
625	649	> 70%	41,726.09	55,704,327.22	10.93	0.00	637	41.35	97.64	27.73	14.86	98.09	60.90	31.36	7.15	0.15
650	674	> 80%	45,798.53	69,201,579.45	10.46	0.00	662	40.44	98.19	26.47	15.98	96.27	51.22	40.14	7.83	0.84
675	699	> 80%	49,739.96	61,528,334.72	9.91	0.00	687	39.69	97.83	31.53	16.25	92.58	38.82	51.74	8.45	2.56
700	724	> 80%	50,511.51	47,278,771.90	9.59	0.00	711	39.60	97.56	35.02	18.18	90.07	34.10	52.58	9.50	3.32
725	749	> 85%	49,166.92	30,729,324.28	9.37	0.00	736	38.55	97.95	36.30	16.76	89.49	36.20	51.42	8.40	5.81
750	774	> 85%	49,645.59	20,056,819.08	9.13	0.00	760	37.91	97.22	42.51	14.94	85.60	43.30	45.26	6.74	5.37
775	799	> 85%	48,773.48	8,974,320.18	9.13	0.00	784	37.97	96.57	39.51	18.63	83.26	49.58	38.26	6.59	4.08
800	max	> 85%	43,008.24	946,181.26	8.99	0.00	807	36.32	97.06	36.67	21.42	86.60	33.21	66.79	0.00	0.00

CBLTV AND DTI

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
65%	69%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70%	74%	> 50%	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75%	79%	> 50%	59,061.78	59,061.78	9.25	0.00	673	50.30	76.42	0.00	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%	11,451.19	11,451.19	12.75	0.00	570	53.90	80.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
85%	89%	> 50%	11,937.50	71,625.02	10.27	0.00	648	51.64	85.14	44.16	0.00	75.61	59.04	0.00	40.96	0.00
90%	94%	> 50%	32,367.56	356,043.12	11.15	0.00	665	55.91	90.43	37.08	28.69	84.18	74.22	14.96	10.82	0.00
95%	99%	> 50%	36,061.20	1,117,897.07	10.20	0.00	674	53.13	95.35	17.01	14.45	82.16	75.26	14.53	10.21	0.00
99.01%	max	> 50%	37,009.63	6,365,656.72	10.78	0.00	663	52.30	99.99	30.64	18.33	98.89	64.95	11.47	3.59	1.39

DTI AND FICO

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
25%	29%	< 550	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30%	34%	< 575	10,902.42	10,902.42	10.50	0.00	0	32.00	71.07	100.00	0.00	100.00	100.00	0.00	0.00	0.00
35%	39%	< 600	32,247.45	419,216.86	11.73	0.00	587	37.00	99.76	6.43	0.00	98.66	100.00	0.00	0.00	0.00
40%	44%	< 625	36,327.91	7,229,254.14	11.26	0.00	612	42.00	97.98	15.06	17.84	99.89	84.81	13.40	1.79	0.00
45%	49%	< 650	39,186.86	20,573,103.25	11.20	0.00	626	47.16	98.25	17.11	13.43	99.34	77.12	17.33	5.39	0.22
50%	54%	< 675	32,627.05	5,905,496.45	11.54	0.00	637	51.25	98.33	36.37	18.60	98.36	88.01	7.64	3.46	1.50
54.01%	max	< 700	32,356.47	1,326,615.42	11.13	0.00	647	54.82	97.71	27.45	11.88	96.65	91.14	0.00	8.86	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	14,976.67	74,883.33	12.60	0.00	590	33.52	97.64	18.33	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	49.83
600	624	43,948.94	4,658,587.41	11.35	0.00	618	40.78	96.83	24.74	18.62	99.29	0.00	70.77	29.23	0.00	33.30	4.66	5.93
625	649	45,776.82	21,835,541.26	11.08	0.00	638	40.32	95.85	40.59	13.87	97.12	0.00	81.44	18.56	0.00	35.91	5.69	6.30
650	674	49,033.48	34,519,567.65	10.82	0.00	662	39.97	96.48	32.96	17.80	95.13	0.00	83.27	16.73	1.45	40.38	4.67	6.08
675	699	53,213.58	38,420,205.49	10.13	0.00	687	39.09	96.48	36.35	19.20	90.09	0.00	86.47	13.53	3.74	46.62	6.08	4.59
700	724	56,675.99	30,038,274.88	9.76	0.00	712	39.07	96.81	39.06	20.47	88.97	0.00	84.84	15.16	5.23	46.41	4.74	4.21
725	749	56,543.10	19,281,196.50	9.48	0.00	736	38.50	96.86	39.93	16.55	87.14	0.00	85.93	14.07	8.44	51.49	5.35	2.44
750	774	58,428.34	10,984,527.37	9.38	0.00	760	36.68	95.67	44.98	14.58	83.59	0.00	87.12	12.88	7.22	51.59	2.79	3.65
775	799	64,883.70	4,671,626.21	9.32	0.00	784	36.06	93.40	41.57	14.46	79.75	0.00	87.33	12.67	4.58	50.33	8.77	3.13
800	max	52,742.04	685,646.57	9.09	0.00	808	36.67	94.43	42.88	22.94	90.55	0.00	100.00	0.00	0.00	23.13	17.47	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
600	624	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
625	649	42,275.48	84,550.95	10.65	0.00	645	44.18	99.99	47.25	52.75	100.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00
650	674	62,853.62	628,536.24	10.36	0.00	665	41.66	94.10	81.10	0.00	100.00	20.61	79.39	0.00	100.00	100.00	0.00	0.00
675	699	84,814.73	1,611,479.80	9.04	0.00	688	41.94	98.01	66.96	3.62	100.00	10.85	72.44	16.71	100.00	100.00	0.00	0.00
700	724	98,186.65	1,570,986.33	8.35	0.00	714	40.09	98.40	80.59	13.51	100.00	0.00	68.84	31.16	100.00	100.00	0.00	0.00
725	749	89,328.85	1,786,577.01	8.03	0.00	738	38.23	99.40	57.88	19.04	100.00	8.92	54.07	37.01	100.00	100.00	0.00	0.00
750	774	89,734.17	1,076,810.08	8.06	0.00	758	35.02	99.47	85.82	9.69	100.00	26.35	54.94	18.70	100.00	94.14	0.00	0.00
775	799	73,265.74	366,328.68	8.23	0.00	779	43.10	98.14	0.00	6.53	93.47	41.58	58.42	0.00	100.00	100.00	0.00	0.00
800	max	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Hemt 2004-6 M-5

Assumptions: 100 PPC (Base Case), Trigger Fail, To Maturity, Servicer Advance
M-5: 6.865 Coupon, 290bps Spread, Par Price
Yield Curve: 1Mo: 2.34, 3Mo: 2.44, 6Mo: 2.6613, 1Yr: 3, 2Yr: 3.449, 5Yr: 4.169, 10Yr: 4.832, 30Yr: 5.463

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	0 bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	55,337,833.98 (15.81%)	48,274,131.73 (13.79%)	41,631,546.09 (11.89%)
*CDR - Yield Break	7.7	6.6	5.6
, Cum Collat Loss - 1st $ Principal Loss	50,871,554.64 (14.53%)	44,314,547.77 (12.66%)	36,850,615.76 (10.53%)
**CDR - 1st $ Principal Loss	7	6	4.9

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	0 bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	30,731,344.51 (8.78%)	48,274,131.73 (13.79%)	61,891,881.29 (17.68%)
*CDR - Yield Break	9.8	6.6	4.4
, Cum Collat Loss - 1st $ Principal Loss	28,309,942.12 (8.09%)	44,314,547.77 (12.66%)	57,018,168.90 (16.29%)
**CDR - 1st $ Principal Loss	9.0	6.0	4.0
Loss Severity: 100%			
Recovery Delay: 6 months. NO ADVANCE			
% Cum Collat Loss Yield Break	29,060,303.74 (8.30%)	46,575,304.54 (13.31%)	58,692,263.86 (16.77%)
*CDR - Yield Break	9.2	6.3	4.1
, Cum Collat Loss - 1st $ Principal Loss	26,615,867.33 (7.60%)	41,876,498.86 (11.96%)	53,683,337.77 (15.34%)
**CDR - 1st $ Principal Loss	8.4	5.6	3.7

**Any lower CDR (by 0.1 increments) will result in a postive yield*
***Any lower CDR (by 0.1 increments) will not take a principal loss*

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6 M-5

Assumptions: 100 PPC (Base Case), Trigger Fail, To Maturity, Servicer Advance
M-5: 6.865 Coupon, 290bps Spread, Par Price
Yield Curve: 1Mo: 2.34, 3Mo: 2.44, 6Mo: 2.6613, 1Yr: 3, 2Yr: 3.449, 5Yr: 4.169, 10Yr: 4.832, 30Yr: 5.463

NO PREPAY STRESS

	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**0 bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 100% Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	55,337,833.98 (15.81%)	48,274,131.73 (13.79%)	41,631,546.09 (11.89%)
***CDR - Yield Break**	7.7	6.6	5.6
6 Cum Collat Loss - 1st $ Principal Loss	50,871,554.64 (14.53%)	44,314,547.77 (12.66%)	36,850,615.76 (10.53%)
****CDR - 1st $ Principal Loss**	7	6	4.9

PREPAY STRESS

	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**0 bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 100% Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	30,731,344.51 (8.78%)	48,274,131.73 (13.79%)	61,891,881.29 (17.68%)
***CDR - Yield Break**	9.8	6.6	4.4
6 Cum Collat Loss - 1st $ Principal Loss	28,309,942.12 (8.09%)	44,314,547.77 (12.66%)	57,018,168.90 (16.29%)
****CDR - 1st $ Principal Loss**	9.0	6.0	4.0
Loss Severity: 100% Recovery Delay: 6 months. NO ADVANCE			
% Cum Collat Loss Yield Break	29,060,303.74 (8.30%)	46,575,304.54 (13.31%)	58,692,263.86 (16.77%)
***CDR - Yield Break**	9.2	6.3	4.1
6 Cum Collat Loss - 1st $ Principal Loss	26,615,867.33 (7.60%)	41,876,498.86 (11.96%)	53,683,337.77 (15.34%)
****CDR - 1st $ Principal Loss**	8.4	5.6	3.7

****Any lower CDR (by 0.1 increments) will result in a postive yield***
*****Any lower CDR (by 0.1 increments) will not take a principal loss***

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Prelim Pool

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%
CSFB U/W Guidelines	1,800	90,625,983.47	26.66
Fremont Investment & Loan	1,183	51,960,627.99	15.28
Saxon Mortgage, Inc.	868	40,834,081.25	12.01
Finance America, LLC	373	21,688,120.43	6.38
Lime Financial Services Ltd.	268	15,715,181.50	4.62
Other	2,932	119,124,448.76	35.04
Total:	***7,424***	***339,948,443.40***	***100.00***

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Statistical Collateral Summary – Group I (Insured)

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 12/1/04 cutoff date. The final numbers will be found in the prospectus supplement.

Total Number of Loans		1,133				
Total Outstanding Loan Balance	$	57,933,500.44		Min		Max
Average Loan Current Balance	$	51,132.83	$	9,872.70	$	199,881.75
Weighted Average Combined LTV		96.63%		8.92%		100.00%
Weighted Average Coupon		9.56%		6.25%		12.50%
Weighted Average FICO (Non-Zero)		713				
Weighted Average Age (Months)		3				
% Prepayment Penalties		22.00%				
% Balloons		84.03%				
% Second Liens		99.92%				

Principle Balance at Origination	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	196	$	3,862,576.25	6.67	719	94.94	8.67	91.65
25,000.01 - 50,000.00	470	$	17,433,845.55	30.09	711	96.61	9.19	95.72
50,000.01 - 75,000.00	275	$	16,821,284.98	29.04	710	96.94	9.60	97.86
75,000.01 - 100,000.00	119	$	10,404,220.87	17.96	710	96.81	10.12	97.31
100,000.01 - 125,000.00	38	$	4,242,971.32	7.32	723	98.29	10.18	100.00
125,000.01 - 150,000.00	24	$	3,265,805.91	5.64	714	96.47	9.86	100.00
150,000.01 - 175,000.00	7	$	1,128,573.44	1.95	711	91.18	9.23	100.00
175,000.01 - 200,000.00	4	$	774,222.12	1.34	745	96.21	9.95	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Scheduled Balance	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	196	$	3,862,576.25	6.67	719	94.94	8.67	91.65
25,000.01 - 50,000.00	471	$	17,483,843.60	30.18	711	96.61	9.19	95.74
50,000.01 - 75,000.00	274	$	16,771,286.93	28.95	710	96.94	9.60	97.85
75,000.01 - 100,000.00	119	$	10,404,220.87	17.96	710	96.81	10.12	97.31
100,000.01 - 125,000.00	38	$	4,242,971.32	7.32	723	98.29	10.18	100.00
125,000.01 - 150,000.00	24	$	3,265,805.91	5.64	714	96.47	9.86	100.00
150,000.01 - 175,000.00	7	$	1,128,573.44	1.95	711	91.18	9.23	100.00
175,000.01 - 200,000.00	4	$	774,222.12	1.34	745	96.21	9.95	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
651 - 675	189	$	9,057,251.21	15.63	668	97.12	10.46	97.72
676 - 700	304	$	15,671,439.17	27.05	688	96.30	9.65	95.98
701 - 725	258	$	14,028,273.07	24.21	712	96.63	9.60	97.97
726 - 750	187	$	9,526,619.57	16.44	738	97.03	9.19	96.03
751 - 775	124	$	6,452,698.26	11.14	761	96.46	9.03	97.50
776 - 800	63	$	2,865,549.58	4.95	786	96.17	8.65	98.31
801 - 825	8	$	331,669.58	0.57	808	94.86	8.27	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	1,018	$	51,924,868.68	89.63	712	96.87	9.54	96.97
181 - 240	35	$	1,746,997.92	3.02	701	96.61	10.09	100.00
241 - 300	1	$	34,213.37	0.06	732	100.00	6.88	100.00
301 - 360	79	$	4,227,420.47	7.30	717	93.75	9.62	96.83
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	1,018	$	51,924,868.68	89.63	712	96.87	9.54	96.97
181 - 240	35	$	1,746,997.92	3.02	701	96.61	10.09	100.00
241 - 300	1	$	34,213.37	0.06	732	100.00	6.88	100.00
301 - 360	79	$	4,227,420.47	7.30	717	93.75	9.62	96.83
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Property Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	102	$	7,620,266.81	13.15	716	95.34	10.12	100.00
Condominium	101	$	4,676,784.50	8.07	711	97.92	9.88	96.30
Co-op	1	$	14,483.26	0.02	715	90.00	8.75	100.00
PUD	263	$	13,268,781.98	22.90	709	97.34	9.60	95.35
Single Family Residence	666	$	32,353,183.89	55.85	714	96.46	9.37	97.16
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Occupancy Status	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Primary	1,087	$	56,224,773.63	97.05	713	96.75	9.54	100.00
Secondary	46	$	1,708,726.81	2.95	711	92.90	10.14	-
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Purpose	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	970	$	49,975,746.57	86.26	715	97.41	9.66	96.76
Refinance - Cashout	124	$	6,721,446.50	11.60	699	91.15	9.03	98.63
Refinance - Rate Term	39	$	1,236,307.37	2.13	704	94.83	8.46	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Combined LTV - Given	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	1	$	44,426.83	0.08	767	8.92	7.00	100.00
50.01 - 60.00	1	$	129,811.21	0.22	691	55.61	7.63	100.00
60.01 - 70.00	4	$	225,147.43	0.39	718	62.68	7.58	100.00
70.01 - 80.00	15	$	923,217.30	1.59	730	78.17	7.30	100.00
80.01 - 90.00	196	$	8,570,673.30	14.79	710	89.45	8.48	92.58
90.01 - 95.00	259	$	12,516,867.60	21.61	713	94.83	9.50	91.43
95.01 - 100.00	657	$	35,523,356.77	61.32	712	99.96	9.93	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

State	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	229	$	16,397,400.10	28.30	712	97.15	9.69	98.58
Nevada	141	$	7,524,009.45	12.99	708	97.87	9.69	93.38
New York	69	$	4,295,743.61	7.41	716	92.48	9.21	99.37
Texas	133	$	4,117,033.91	7.11	720	97.52	8.22	98.97
New Jersey	67	$	3,527,328.49	6.09	715	95.70	10.06	97.28
Virginia	55	$	3,077,156.07	5.31	706	95.41	10.05	97.02
Arizona	85	$	2,883,430.73	4.98	719	97.45	9.32	89.60
Maryland	53	$	2,854,726.65	4.93	705	98.49	9.97	100.00
Florida	63	$	2,521,742.84	4.35	711	96.76	9.82	88.15
Massachusetts	36	$	2,274,274.81	3.93	729	92.92	10.28	100.00
Washington	27	$	1,325,982.60	2.29	704	99.01	9.71	100.00
Pennsylvania	24	$	875,521.21	1.51	711	98.60	9.43	100.00
Illinois	15	$	799,123.56	1.38	708	95.35	9.37	100.00
Oregon	14	$	593,710.45	1.02	728	91.71	8.30	100.00
Colorado	13	$	574,279.27	0.99	721	96.86	8.89	94.52
Other	109	$	4,292,036.69	7.41	709	97.28	9.38	97.92
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Documentation Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	292	$	11,765,767.74	20.31	721	96.49	8.06	96.65
NINA	68	$	3,703,379.07	6.39	732	95.65	10.99	99.07
Reduced	657	$	36,435,059.09	62.89	708	96.96	9.80	97.20
Stated/Stated	116	$	6,029,294.54	10.41	711	95.54	10.20	95.68
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
6.001 - 6.500	29	$	1,156,437.09	2.00	749	88.16	6.47	97.89
6.501 - 7.000	94	$	3,184,374.72	5.50	742	90.31	6.86	99.16
7.001 - 7.500	88	$	3,715,730.48	6.41	736	95.03	7.32	98.12
7.501 - 8.000	88	$	4,157,827.66	7.18	711	93.11	7.82	96.44
8.001 - 8.500	68	$	2,978,344.52	5.14	720	94.97	8.37	97.40
8.501 - 9.000	177	$	8,989,770.80	15.52	712	97.38	8.85	98.88
9.001 - 9.500	94	$	4,777,006.62	8.25	702	97.82	9.37	99.09
9.501 - 10.000	152	$	8,157,680.62	14.08	710	97.67	9.87	93.69
10.001 - 10.500	84	$	5,454,938.00	9.42	712	97.42	10.39	98.63
10.501 - 11.000	88	$	5,221,438.73	9.01	703	98.96	10.87	98.73
11.001 - 11.500	30	$	1,815,096.44	3.13	711	98.41	11.34	92.74
11.501 - 12.000	76	$	4,233,960.64	7.31	702	98.76	11.87	96.61
12.001 - 12.500	65	$	4,090,894.12	7.06	697	98.10	12.46	92.97
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	912	$	45,187,190.67	78.00	713	96.48	9.49	97.33
3	5	$	279,271.67	0.48	710	99.36	10.40	100.00
6	8	$	612,948.11	1.06	704	93.64	10.22	100.00
12	39	$	2,987,946.73	5.16	716	96.00	9.57	93.33
24	72	$	4,276,352.35	7.38	708	97.38	9.86	98.39
36	65	$	3,253,066.87	5.62	712	98.08	10.09	95.71
60	32	$	1,336,724.04	2.31	720	98.05	9.33	92.81
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

LIEN POSITION	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	1	$	44,426.83	0.08	767	8.92	7.00	100.00
2	1,132	$	57,889,073.61	99.92	712	96.70	9.56	97.05
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Statistical Collateral Summary – Group II (Non-Insured)

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 12/1/04 cutoff date. The final numbers will be found in the prospectus supplement.

			Min	Max
Total Number of Loans		6,291		
Total Outstanding Loan Balance	$	282,014,942.96		
Average Loan Current Balance	$	44,828.32	$ 841.74	$ 393,028.02
Weighted Average Combined LTV		96.95%	2.65%	100.00%
Weighted Average Coupon		10.25%	2.75%	17.25%
Weighted Average FICO (Non-Zero)		675		
Weighted Average Age (Months)		8		
% Prepayment Penalties		54.71%		
% Balloons		57.34%		
% Second Liens		99.85%		

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,586	$ 27,685,018.49	9.82	667	95.94	11.29	81.18
25,000.01 - 50,000.00	2,658	$ 95,406,154.97	33.83	669	97.56	10.43	92.75
50,000.01 - 75,000.00	1,237	$ 75,857,498.70	26.90	673	97.11	10.11	94.47
75,000.01 - 100,000.00	514	$ 44,809,658.54	15.89	681	96.94	9.88	95.96
100,000.01 - 125,000.00	186	$ 20,862,654.37	7.40	687	97.27	9.81	95.13
125,000.01 - 150,000.00	62	$ 8,510,361.75	3.02	693	97.91	9.51	100.00
150,000.01 - 175,000.00	24	$ 3,866,633.48	1.37	717	94.27	10.09	76.16
175,000.01 - 200,000.00	20	$ 3,808,253.79	1.35	718	89.44	9.07	75.41
225,000.01 - 250,000.00	2	$ 499,022.20	0.18	628	82.84	10.12	100.00
300,000.01 - 325,000.00	1	$ 316,658.65	0.11	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 393,028.02	0.14	658	84.58	12.24	100.00
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,630	$ 28,702,945.30	10.18	667	95.90	11.29	81.76
25,000.01 - 50,000.00	2,627	$ 94,999,859.00	33.69	669	97.57	10.42	92.70
50,000.01 - 75,000.00	1,228	$ 75,541,444.73	26.79	673	97.14	10.11	94.42
75,000.01 - 100,000.00	511	$ 44,613,417.36	15.82	681	96.90	9.87	96.10
100,000.01 - 125,000.00	186	$ 20,888,188.33	7.41	687	97.33	9.82	95.13
125,000.01 - 150,000.00	62	$ 8,518,790.05	3.02	695	97.30	9.44	98.44
150,000.01 - 175,000.00	24	$ 3,903,411.89	1.38	715	94.67	10.20	75.45
175,000.01 - 200,000.00	19	$ 3,638,177.43	1.29	719	90.02	8.92	78.93
225,000.01 - 250,000.00	2	$ 499,022.20	0.18	628	82.84	10.12	100.00
300,000.01 - 325,000.00	1	$ 316,658.65	0.11	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 393,028.02	0.14	658	84.58	12.24	100.00
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$	62,797.18	0.02	-	90.99	10.41	100.00
501 - 525	1	$	9,467.04	0.00	507	95.00	13.75	100.00
526 - 550	1	$	37,806.08	0.01	527	74.99	9.75	100.00
551 - 575	11	$	121,086.70	0.04	566	78.24	12.67	100.00
576 - 600	187	$	5,763,666.03	2.04	592	98.63	11.58	99.80
601 - 625	833	$	31,159,362.43	11.05	615	98.06	11.40	99.64
626 - 650	1,362	$	56,375,379.48	19.99	639	97.31	10.92	97.97
651 - 675	1,345	$	62,977,933.53	22.33	662	97.10	10.38	96.25
676 - 700	953	$	46,906,098.75	16.63	687	97.17	9.88	90.46
701 - 725	699	$	34,885,317.67	12.37	712	96.91	9.51	86.81
726 - 750	457	$	22,245,172.66	7.89	737	96.23	9.31	83.31
751 - 775	298	$	14,325,449.33	5.08	762	94.07	8.99	79.87
776 - 800	125	$	6,526,844.13	2.31	785	94.23	9.08	76.00
801 - 825	15	$	575,705.67	0.20	807	89.94	8.93	76.28
826 - 850	1	$	42,856.28	0.02	834	100.00	9.00	100.00
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	30	$	94,281.43	0.03	634	83.48	11.97	61.40
61 - 120	232	$	4,404,811.57	1.56	657	95.98	11.81	96.55
121 - 180	3,461	$	158,294,912.12	56.13	682	96.04	10.16	87.67
181 - 240	1,609	$	69,171,771.53	24.53	667	98.06	10.48	99.29
241 - 300	2	$	63,835.09	0.02	605	100.00	16.89	100.00
301 - 360	957	$	49,985,331.22	17.72	666	98.42	10.06	98.37
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	32	$	116,281.12	0.04	634	81.46	11.96	68.70
61 - 120	248	$	4,965,289.95	1.76	653	94.77	11.73	96.94
121 - 180	3,443	$	157,712,434.05	55.92	683	96.08	10.15	87.63
181 - 240	1,609	$	69,171,771.53	24.53	667	98.06	10.48	99.29
241 - 300	2	$	63,835.09	0.02	605	100.00	16.89	100.00
301 - 360	957	$	49,985,331.22	17.72	666	98.42	10.06	98.37
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	342	$ 17,839,975.20	6.33	700	92.82	10.24	58.31
Condominium	458	$ 19,242,904.46	6.82	685	97.91	9.95	94.05
Co-op	8	$ 578,078.03	0.20	690	94.42	9.47	100.00
Manufactured Housing	3	$ 34,482.83	0.01	668	93.43	12.50	100.00
PUD	845	$ 41,023,955.59	14.55	678	96.26	10.43	89.42
Single Family Residence	4,635	$ 203,295,546.85	72.09	672	97.37	10.24	96.02
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	587	$ 18,641,896.60	6.61	716	90.60	10.76	-
Primary	5,655	$ 261,010,072.35	92.55	672	97.48	10.22	100.00
Secondary	49	$ 2,362,974.01	0.84	712	88.85	9.33	-
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Debt Consolidation	4	$ 90,139.71	0.03	660	89.27	13.15	100.00
Home Improvement	2	$ 35,448.47	0.01	620	73.23	11.01	61.04
Purchase	4,986	$ 224,069,065.58	79.45	678	98.22	10.28	91.40
Refinance - Cashout	1,153	$ 52,858,279.04	18.74	663	92.16	10.15	97.58
Refinance - Rate Term	146	$ 4,962,010.16	1.76	665	90.90	9.86	90.94
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	2	$ 19,006.52	0.01	780	2.68	8.84	100.00
10.01 - 20.00	5	$ 99,583.70	0.04	659	18.36	10.05	100.00
20.01 - 30.00	4	$ 117,370.54	0.04	739	26.89	8.12	100.00
30.01 - 40.00	8	$ 392,459.99	0.14	707	35.81	8.39	92.62
40.01 - 50.00	19	$ 865,420.74	0.31	704	44.95	7.40	91.32
50.01 - 60.00	15	$ 692,537.54	0.25	710	55.97	7.53	96.47
60.01 - 70.00	25	$ 1,157,464.51	0.41	693	65.79	8.23	81.04
70.01 - 80.00	117	$ 7,702,661.34	2.73	685	77.20	8.70	80.10
80.01 - 90.00	772	$ 31,393,409.60	11.13	684	88.99	10.04	62.66
90.01 - 95.00	826	$ 30,088,468.32	10.67	688	94.68	10.37	78.49
95.01 - 100.00	4,498	$ 209,486,560.16	74.28	671	99.92	10.35	99.56
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	1,838	$ 120,270,525.31	42.65	684	97.10	9.83	94.86
Nevada	342	$ 14,725,898.74	5.22	677	96.31	10.52	80.12
Florida	422	$ 14,291,994.16	5.07	664	97.26	10.67	92.31
Arizona	406	$ 13,239,529.18	4.69	673	96.88	10.49	82.58
Washington	311	$ 12,352,901.09	4.38	669	98.58	10.55	96.34
Texas	365	$ 9,835,374.26	3.49	667	98.49	11.03	86.65
Maryland	201	$ 9,736,512.09	3.45	659	97.60	10.73	97.29
New York	157	$ 9,484,660.81	3.36	685	87.78	9.50	83.47
Virginia	198	$ 8,699,626.80	3.08	666	97.38	10.57	95.20
Oregon	237	$ 8,540,807.02	3.03	679	98.57	10.42	98.17
Colorado	190	$ 7,930,647.90	2.81	662	98.16	10.48	97.60
Illinois	146	$ 5,445,762.63	1.93	672	98.43	10.38	98.40
Georgia	162	$ 5,098,547.80	1.81	662	97.76	11.06	94.93
Massachusetts	83	$ 4,239,638.68	1.50	674	96.25	10.11	87.46
Ohio	136	$ 3,420,436.50	1.21	651	98.25	11.35	96.48
Other	1,097	$ 34,702,079.99	12.31	666	96.73	10.64	90.99
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	3,835	$ 156,132,997.20	55.36	667	97.65	10.13	95.61
NINA	71	$ 3,176,242.72	1.13	695	90.74	12.17	78.98
Reduced	1,935	$ 103,076,064.81	36.55	687	96.20	10.26	88.55
Stated/Stated	450	$ 19,629,638.23	6.96	678	96.34	10.76	91.45
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2.501 - 3.000	1	$ 10,386.51	0.00	652	90.00	2.75	0.00
3.501 - 4.000	2	$ 68,156.18	0.02	694	93.30	3.71	100.00
4.001 - 4.500	5	$ 219,368.19	0.08	742	96.11	4.21	89.47
5.001 - 5.500	2	$ 113,601.06	0.04	636	87.38	5.31	100.00
5.501 - 6.000	19	$ 918,218.67	0.33	746	71.21	5.92	97.33
6.001 - 6.500	26	$ 1,622,845.06	0.58	720	71.83	6.37	89.29
6.501 - 7.000	38	$ 2,069,765.31	0.73	731	82.33	6.85	87.10
7.001 - 7.500	101	$ 5,135,256.00	1.82	727	91.29	7.38	91.68
7.501 - 8.000	165	$ 9,768,286.55	3.46	709	92.83	7.85	95.82
8.001 - 8.500	326	$ 16,556,644.60	5.87	706	96.34	8.38	95.69
8.501 - 9.000	613	$ 34,238,564.19	12.14	701	97.49	8.86	96.57
9.001 - 9.500	582	$ 29,226,170.55	10.36	687	97.25	9.34	93.18
9.501 - 10.000	848	$ 42,409,386.34	15.04	678	97.59	9.86	92.84
10.001 - 10.500	644	$ 30,502,009.04	10.82	667	97.99	10.36	91.31
10.501 - 11.000	641	$ 30,634,522.69	10.86	661	97.60	10.86	91.72
11.001 - 11.500	482	$ 20,152,902.92	7.15	650	97.99	11.33	95.05
11.501 - 12.000	650	$ 23,747,801.25	8.42	646	98.03	11.84	89.43
12.001 - 12.500	448	$ 16,278,036.73	5.77	660	96.63	12.37	79.47
12.501 - 13.000	206	$ 6,154,906.38	2.18	650	98.72	12.85	98.66
13.001 - 13.500	141	$ 3,775,835.51	1.34	645	97.96	13.34	99.33

13.501 - 14.000	140	$	3,248,833.76	1.15	638	97.48	13.83	96.85
14.001 - 14.500	150	$	3,760,531.85	1.33	644	99.38	14.45	86.90
14.501 - 15.000	48	$	1,068,922.27	0.38	636	98.54	14.86	100.00
15.001 - 15.500	8	$	224,200.01	0.08	644	100.00	15.33	100.00
15.501 - 16.000	2	$	35,307.65	0.01	648	100.00	15.90	61.36
16.001 - 16.500	1	$	30,303.96	0.01	606	100.00	16.50	100.00
16.501 - 17.000	1	$	10,648.60	0.00	583	100.00	16.75	100.00
17.001 - 17.500	1	$	33,531.13	0.01	604	100.00	17.25	100.00
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	3,040	$	127,715,035.03	45.29	680	95.54	10.26	86.81
3	5	$	413,999.47	0.15	708	85.52	9.45	84.30
6	17	$	1,153,167.11	0.41	693	88.54	10.42	59.40
12	288	$	17,531,677.54	6.22	700	95.15	9.47	90.36
24	1,992	$	96,978,942.74	34.39	667	99.21	10.22	99.08
36	842	$	35,588,225.02	12.62	670	97.70	10.54	98.18
60	107	$	2,633,896.05	0.93	661	89.69	11.73	85.03
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

LIEN POSITION	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	11	$	433,790.58	0.15	727	44.26	7.37	59.95
2	6,280	$	281,581,152.38	99.85	675	97.03	10.25	92.60
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Deal Name: HEMT 2004-6

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout
Aggregate	7,424.00	339,948,443.40	45,790.47	100.00	10.13	321	682	18.93	96.90	40.03	49.39	93.32	92.51	17.53
0-$50k	4,924.00	145,049,224.15	29,457.60	42.67	10.40	305	675	18.28	97.05	39.74	25.28	38.77	95.79	7.48
50-75k	1,502.00	92,312,731.66	61,459.87	27.15	10.02	331	680	18.94	97.11	40.61	12.55	25.81	91.32	4.85
75-100k	630.00	55,017,638.23	87,329.58	16.18	9.92	333	687	19.21	96.88	40.74	6.21	15.59	90.26	3.02
FICO														
NA	3.00	62,797.18	20,932.39	0.02	10.41	198	0	20.10	90.99	37.82	0.02	0.02	100.00	0.01
<600	200.00	5,932,025.85	29,660.13	1.74	11.60	268	591	19.32	98.05	42.94	1.72	1.74	98.31	0.44
601-619	501.00	17,645,671.32	35,220.90	5.19	11.64	310	610	19.47	98.65	41.94	4.63	5.17	99.02	0.96
620-639	1,012.00	41,785,293.55	41,289.82	12.29	11.14	316	629	18.94	97.37	41.40	8.15	12.14	97.42	3.04
640-659	1,256.00	53,244,885.03	42,392.42	15.66	10.66	320	650	18.89	96.96	41.35	8.50	15.27	94.66	3.59
LTV														
80-85	104.00	4,087,269.36	39,300.67	1.20	9.81	302	676	15.66	84.12	40.19	0.55	1.07	87.82	0.63
85.01-90	864.00	35,876,813.54	41,524.09	10.55	9.69	330	691	14.48	89.66	37.55	3.09	7.05	79.52	2.84
90.01-95	1,085.00	42,605,335.92	39,267.59	12.53	10.11	316	695	16.03	94.72	39.05	5.43	10.31	84.12	2.49
95.01-100	5,155.00	245,009,916.93	47,528.60	72.07	10.29	323	677	20.27	99.92	40.66	38.95	71.80	96.22	9.00
Cash Out	1,277.00	59,579,725.54	46,656.01	100.00	10.02	297	667	18.87	92.05	40.73	59.38	97.70	94.54	100.00
2-4 family	444.00	25,460,242.01	57,342.89	100.00	10.20	331	705	17.32	93.57	38.34	30.79	70.79	0.00	12.79
investment & 2nd home	682.00	22,713,597.42	33,304.40	100.00	10.56	333	715	15.43	90.59	36.18	31.94	0.00	67.25	6.04
Stated Doc	566.00	25,658,932.77	45,333.80	15.53	10.63	328	685	18.49	96.15	39.20	0.00	14.36	87.60	2.03
Reduced Doc *	2,592.00	139,511,123.90	53,823.74	84.47	10.14	331	693	18.83	96.40	39.17	0.00	76.70	90.31	12.08

* Includes "Lite Doc" Loans

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Prelim Pool

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%
CSFB U/W Guidelines	1,800	90,625,983.47	26.66
Fremont Investment & Loan	1,183	51,960,627.99	15.28
Saxon Mortgage, Inc.	868	40,834,081.25	12.01
Finance America, LLC	373	21,688,120.43	6.38
Lime Financial Services Ltd.	268	15,715,181.50	4.62
Other	2,932	119,124,448.76	35.04
Total:	**7,424**	**339,948,443.40**	**100.00**

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Prelim Pool

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%
CSFB U/W Guidelines	1,800	90,625,983.47	26.66
Fremont Investment & Loan	1,183	51,960,627.99	15.28
Saxon Mortgage, Inc.	868	40,834,081.25	12.01
Finance America, LLC	373	21,688,120.43	6.38
Lime Financial Services Ltd.	268	15,715,181.50	4.62
Other	2,932	119,124,448.76	35.04
Total:	**7,424**	**339,948,443.40**	**100.00**

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Prelim Pool

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%
CSFB U/W Guidelines	1,800	90,625,983.47	26.66
Fremont Investment & Loan	1,183	51,960,627.99	15.28
Saxon Mortgage, Inc.	868	40,834,081.25	12.01
Finance America, LLC	373	21,688,120.43	6.38
Lime Financial Services Ltd.	268	15,715,181.50	4.62
Other	2,932	119,124,448.76	35.04
Total:	**7,424**	**339,948,443.40**	**100.00**

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Prelim Pool

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%
CSFB U/W Guidelines	1,800	90,625,983.47	26.66
Fremont Investment & Loan	1,183	51,960,627.99	15.28
Saxon Mortgage, Inc.	868	40,834,081.25	12.01
Finance America, LLC	373	21,688,120.43	6.38
Lime Financial Services Ltd.	268	15,715,181.50	4.62
Other	2,932	119,124,448.76	35.04
Total:	**7,424**	**339,948,443.40**	**100.00**

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-6
Prelim Pool

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%
CSFB U/W Guidelines	1,800	90,625,983.47	26.66
Fremont Investment & Loan	1,183	51,960,627.99	15.28
Saxon Mortgage, Inc.	868	40,834,081.25	12.01
Finance America, LLC	373	21,688,120.43	6.38
Lime Financial Services Ltd.	268	15,715,181.50	4.62
Other	2,932	119,124,448.76	35.04
Total:	**7,424**	**339,948,443.40**	**100.00**

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-6

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	See Chart

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			To Call			To Maturity		
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)	WAL	Breakeven CDR	Collateral Cum Loss (%)	WAL
Class M-1	100	Fwd	16.3	103,112,115.83 (29.46%)	3.92	14.4	93,564,626.12 (26.73%)	5.15
Class M-1	100	Fwd + 150	15.0	96,634,771.43 (27.61%)	4.01	13.1	86,729,592.49 (24.78%)	5.21
Class M-2	100	Fwd	11.2	76,262,887.51 (21.79%)	4.26	10.0	69,340,320.38 (19.81%)	6.25
Class M-2	100	Fwd + 150	10.1	69,926,859.45 (19.98%)	4.34	9.1	63,979,820.14 (18.28%)	6.45
Class M-3	100	Fwd	8.6	60,936,744.27 (17.41%)	4.51	7.8	55,967,802.29 (15.99%)	7.61
Class M-3	100	Fwd + 150	7.7	55,337,833.98 (15.81%)	4.59	7.0	50,871,554.64 (14.53%)	7.88
Class M-4	100	Fwd	7.7	55,337,833.98 (15.81%)	4.59	7.0	50,871,554.64 (14.53%)	9.42
Class M-4	100	Fwd + 150	6.8	49,577,018.23 (14.16%)	4.67	6.2	45,642,979.91 (13.04%)	9.61
Class M-5	100	Fwd	6.5	47,619,531.64 (13.61%)	4.67	5.9	43,647,080.63 (12.47%)	9.19
Class M-5	100	Fwd + 150	5.6	41,631,546.09 (11.89%)	4.76	5.1	38,227,889.25 (10.92%)	9.25

DERIVED INFORMATION [12/03/04]

HEMT Series 2004-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Statistical Collateral Summary – Group I (Insured)

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 12/1/04 cutoff date. The final numbers will be found in the prospectus supplement.

Total Number of Loans		1,133				
Total Outstanding Loan Balance	$	57,933,500.44		Min		Max
Average Loan Current Balance	$	51,132.83	$	9,872.70	$	199,881.75
Weighted Average Combined LTV		96.63%		8.92%		100.00%
Weighted Average Coupon		9.56%		6.25%		12.50%
Weighted Average FICO (Non-Zero)		713				
Weighted Average Age (Months)		3				
% Prepayment Penalties		22.00%				
% Balloons		84.03%				
% Second Liens		99.92%				

Principle Balance at Origination	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	196	$	3,862,576.25	6.67	719	94.94	8.67	91.65
25,000.01 - 50,000.00	470	$	17,433,845.55	30.09	711	96.61	9.19	95.72
50,000.01 - 75,000.00	275	$	16,821,284.98	29.04	710	96.94	9.60	97.86
75,000.01 - 100,000.00	119	$	10,404,220.87	17.96	710	96.81	10.12	97.31
100,000.01 - 125,000.00	38	$	4,242,971.32	7.32	723	98.29	10.18	100.00
125,000.01 - 150,000.00	24	$	3,265,805.91	5.64	714	96.47	9.86	100.00
150,000.01 - 175,000.00	7	$	1,128,573.44	1.95	711	91.18	9.23	100.00
175,000.01 - 200,000.00	4	$	774,222.12	1.34	745	96.21	9.95	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Scheduled Balance	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	196	$	3,862,576.25	6.67	719	94.94	8.67	91.65
25,000.01 - 50,000.00	471	$	17,483,843.60	30.18	711	96.61	9.19	95.74
50,000.01 - 75,000.00	274	$	16,771,286.93	28.95	710	96.94	9.60	97.85
75,000.01 - 100,000.00	119	$	10,404,220.87	17.96	710	96.81	10.12	97.31
100,000.01 - 125,000.00	38	$	4,242,971.32	7.32	723	98.29	10.18	100.00
125,000.01 - 150,000.00	24	$	3,265,805.91	5.64	714	96.47	9.86	100.00
150,000.01 - 175,000.00	7	$	1,128,573.44	1.95	711	91.18	9.23	100.00
175,000.01 - 200,000.00	4	$	774,222.12	1.34	745	96.21	9.95	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
651 - 675	189	$	9,057,251.21	15.63	668	97.12	10.46	97.72
676 - 700	304	$	15,671,439.17	27.05	688	96.30	9.65	95.98
701 - 725	258	$	14,028,273.07	24.21	712	96.63	9.60	97.97
726 - 750	187	$	9,526,619.57	16.44	738	97.03	9.19	96.03
751 - 775	124	$	6,452,698.26	11.14	761	96.46	9.03	97.50
776 - 800	63	$	2,865,549.58	4.95	786	96.17	8.65	98.31
801 - 825	8	$	331,669.58	0.57	808	94.86	8.27	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	1,018	$	51,924,868.68	89.63	712	96.87	9.54	96.97
181 - 240	35	$	1,746,997.92	3.02	701	96.61	10.09	100.00
241 - 300	1	$	34,213.37	0.06	732	100.00	6.88	100.00
301 - 360	79	$	4,227,420.47	7.30	717	93.75	9.62	96.83
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	1,018	$	51,924,868.68	89.63	712	96.87	9.54	96.97
181 - 240	35	$	1,746,997.92	3.02	701	96.61	10.09	100.00
241 - 300	1	$	34,213.37	0.06	732	100.00	6.88	100.00
301 - 360	79	$	4,227,420.47	7.30	717	93.75	9.62	96.83
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Property Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	102	$	7,620,266.81	13.15	716	95.34	10.12	100.00
Condominium	101	$	4,676,784.50	8.07	711	97.92	9.88	96.30
Co-op	1	$	14,483.26	0.02	715	90.00	8.75	100.00
PUD	263	$	13,268,781.98	22.90	709	97.34	9.60	95.35
Single Family Residence	666	$	32,353,183.89	55.85	714	96.46	9.37	97.16
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Occupancy Status	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Primary	1,087	$	56,224,773.63	97.05	713	96.75	9.54	100.00
Secondary	46	$	1,708,726.81	2.95	711	92.90	10.14	-
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Purpose	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	970	$	49,975,746.57	86.26	715	97.41	9.66	96.76
Refinance - Cashout	124	$	6,721,446.50	11.60	699	91.15	9.03	98.63
Refinance - Rate Term	39	$	1,236,307.37	2.13	704	94.83	8.46	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Combined LTV - Given	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	1	$	44,426.83	0.08	767	8.92	7.00	100.00
50.01 - 60.00	1	$	129,811.21	0.22	691	55.61	7.63	100.00
60.01 - 70.00	4	$	225,147.43	0.39	718	62.68	7.58	100.00
70.01 - 80.00	15	$	923,217.30	1.59	730	78.17	7.30	100.00
80.01 - 90.00	196	$	8,570,673.30	14.79	710	89.45	8.48	92.58
90.01 - 95.00	259	$	12,516,867.60	21.61	713	94.83	9.50	91.43
95.01 - 100.00	657	$	35,523,356.77	61.32	712	99.96	9.93	100.00
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

State	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	229	$	16,397,400.10	28.30	712	97.15	9.69	98.58
Nevada	141	$	7,524,009.45	12.99	708	97.87	9.69	93.38
New York	69	$	4,295,743.61	7.41	716	92.48	9.21	99.37
Texas	133	$	4,117,033.91	7.11	720	97.52	8.22	98.97
New Jersey	67	$	3,527,328.49	6.09	715	95.70	10.06	97.28
Virginia	55	$	3,077,156.07	5.31	706	95.41	10.05	97.02
Arizona	85	$	2,883,430.73	4.98	719	97.45	9.32	89.60
Maryland	53	$	2,854,726.65	4.93	705	98.49	9.97	100.00
Florida	63	$	2,521,742.84	4.35	711	96.76	9.82	88.15
Massachusetts	36	$	2,274,274.81	3.93	729	92.92	10.28	100.00
Washington	27	$	1,325,982.60	2.29	704	99.01	9.71	100.00
Pennsylvania	24	$	875,521.21	1.51	711	98.60	9.43	100.00
Illinois	15	$	799,123.56	1.38	708	95.35	9.37	100.00
Oregon	14	$	593,710.45	1.02	728	91.71	8.30	100.00
Colorado	13	$	574,279.27	0.99	721	96.86	8.89	94.52
Other	109	$	4,292,036.69	7.41	709	97.28	9.38	97.92
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Documentation Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	292	$	11,765,767.74	20.31	721	96.49	8.06	96.65
NINA	68	$	3,703,379.07	6.39	732	95.65	10.99	99.07
Reduced	657	$	36,435,059.09	62.89	708	96.96	9.80	97.20
Stated/Stated	116	$	6,029,294.54	10.41	711	95.54	10.20	95.68
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
6.001 - 6.500	29	$	1,156,437.09	2.00	749	88.16	6.47	97.89
6.501 - 7.000	94	$	3,184,374.72	5.50	742	90.31	6.86	99.16
7.001 - 7.500	88	$	3,715,730.48	6.41	736	95.03	7.32	98.12
7.501 - 8.000	88	$	4,157,827.66	7.18	711	93.11	7.82	96.44
8.001 - 8.500	68	$	2,978,344.52	5.14	720	94.97	8.37	97.40
8.501 - 9.000	177	$	8,989,770.80	15.52	712	97.38	8.85	98.88
9.001 - 9.500	94	$	4,777,006.62	8.25	702	97.82	9.37	99.09
9.501 - 10.000	152	$	8,157,680.62	14.08	710	97.67	9.87	93.69
10.001 - 10.500	84	$	5,454,938.00	9.42	712	97.42	10.39	98.63
10.501 - 11.000	88	$	5,221,438.73	9.01	703	98.96	10.87	98.73
11.001 - 11.500	30	$	1,815,096.44	3.13	711	98.41	11.34	92.74
11.501 - 12.000	76	$	4,233,960.64	7.31	702	98.76	11.87	96.61
12.001 - 12.500	65	$	4,090,894.12	7.06	697	98.10	12.46	92.97
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	912	$	45,187,190.67	78.00	713	96.48	9.49	97.33
3	5	$	279,271.67	0.48	710	99.36	10.40	100.00
6	8	$	612,948.11	1.06	704	93.64	10.22	100.00
12	39	$	2,987,946.73	5.16	716	96.00	9.57	93.33
24	72	$	4,276,352.35	7.38	708	97.38	9.86	98.39
36	65	$	3,253,066.87	5.62	712	98.08	10.09	95.71
60	32	$	1,336,724.04	2.31	720	98.05	9.33	92.81
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

LIEN POSITION	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	1	$	44,426.83	0.08	767	8.92	7.00	100.00
2	1,132	$	57,889,073.61	99.92	712	96.70	9.56	97.05
Total:	**1,133**	**$**	**57,933,500.44**	**100.00**	**713**	**96.63**	**9.56**	**97.05**

Statistical Collateral Summary – Group II (Non-Insured)

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 12/1/04 cutoff date. The final numbers will be found in the prospectus supplement.

Total Number of Loans		6,291				
Total Outstanding Loan Balance	$	282,014,942.96		Min		Max
Average Loan Current Balance	$	44,828.32	$	841.74	$	393,028.02
Weighted Average Combined LTV		96.95%		2.65%		100.00%
Weighted Average Coupon		10.25%		2.75%		17.25%
Weighted Average FICO (Non-Zero)		675				
Weighted Average Age (Months)		8				
% Prepayment Penalties		54.71%				
% Balloons		57.34%				
% Second Liens		99.85%				

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,586	$ 27,685,018.49	9.82	667	95.94	11.29	81.18
25,000.01 - 50,000.00	2,658	$ 95,406,154.97	33.83	669	97.56	10.43	92.75
50,000.01 - 75,000.00	1,237	$ 75,857,498.70	26.90	673	97.11	10.11	94.47
75,000.01 - 100,000.00	514	$ 44,809,658.54	15.89	681	96.94	9.88	95.96
100,000.01 - 125,000.00	186	$ 20,862,654.37	7.40	687	97.27	9.81	95.13
125,000.01 - 150,000.00	62	$ 8,510,361.75	3.02	693	97.91	9.51	100.00
150,000.01 - 175,000.00	24	$ 3,866,633.48	1.37	717	94.27	10.09	76.16
175,000.01 - 200,000.00	20	$ 3,808,253.79	1.35	718	89.44	9.07	75.41
225,000.01 - 250,000.00	2	$ 499,022.20	0.18	628	82.84	10.12	100.00
300,000.01 - 325,000.00	1	$ 316,658.65	0.11	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 393,028.02	0.14	658	84.58	12.24	100.00
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,630	$ 28,702,945.30	10.18	667	95.90	11.29	81.76
25,000.01 - 50,000.00	2,627	$ 94,999,859.00	33.69	669	97.57	10.42	92.70
50,000.01 - 75,000.00	1,228	$ 75,541,444.73	26.79	673	97.14	10.11	94.42
75,000.01 - 100,000.00	511	$ 44,613,417.36	15.82	681	96.90	9.87	96.10
100,000.01 - 125,000.00	186	$ 20,888,188.33	7.41	687	97.33	9.82	95.13
125,000.01 - 150,000.00	62	$ 8,518,790.05	3.02	695	97.30	9.44	98.44
150,000.01 - 175,000.00	24	$ 3,903,411.89	1.38	715	94.67	10.20	75.45
175,000.01 - 200,000.00	19	$ 3,638,177.43	1.29	719	90.02	8.92	78.93
225,000.01 - 250,000.00	2	$ 499,022.20	0.18	628	82.84	10.12	100.00
300,000.01 - 325,000.00	1	$ 316,658.65	0.11	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 393,028.02	0.14	658	84.58	12.24	100.00
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$	62,797.18	0.02	-	90.99	10.41	100.00
501 - 525	1	$	9,467.04	0.00	507	95.00	13.75	100.00
526 - 550	1	$	37,806.08	0.01	527	74.99	9.75	100.00
551 - 575	11	$	121,086.70	0.04	566	78.24	12.67	100.00
576 - 600	187	$	5,763,666.03	2.04	592	98.63	11.58	99.80
601 - 625	833	$	31,159,362.43	11.05	615	98.06	11.40	99.64
626 - 650	1,362	$	56,375,379.48	19.99	639	97.31	10.92	97.97
651 - 675	1,345	$	62,977,933.53	22.33	662	97.10	10.38	96.25
676 - 700	953	$	46,906,098.75	16.63	687	97.17	9.88	90.46
701 - 725	699	$	34,885,317.67	12.37	712	96.91	9.51	86.81
726 - 750	457	$	22,245,172.66	7.89	737	96.23	9.31	83.31
751 - 775	298	$	14,325,449.33	5.08	762	94.07	8.99	79.87
776 - 800	125	$	6,526,844.13	2.31	785	94.23	9.08	76.00
801 - 825	15	$	575,705.67	0.20	807	89.94	8.93	76.28
826 - 850	1	$	42,856.28	0.02	834	100.00	9.00	100.00
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	30	$	94,281.43	0.03	634	83.48	11.97	61.40
61 - 120	232	$	4,404,811.57	1.56	657	95.98	11.81	96.55
121 - 180	3,461	$	158,294,912.12	56.13	682	96.04	10.16	87.67
181 - 240	1,609	$	69,171,771.53	24.53	667	98.06	10.48	99.29
241 - 300	2	$	63,835.09	0.02	605	100.00	16.89	100.00
301 - 360	957	$	49,985,331.22	17.72	666	98.42	10.06	98.37
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	32	$	116,281.12	0.04	634	81.46	11.96	68.70
61 - 120	248	$	4,965,289.95	1.76	653	94.77	11.73	96.94
121 - 180	3,443	$	157,712,434.05	55.92	683	96.08	10.15	87.63
181 - 240	1,609	$	69,171,771.53	24.53	667	98.06	10.48	99.29
241 - 300	2	$	63,835.09	0.02	605	100.00	16.89	100.00
301 - 360	957	$	49,985,331.22	17.72	666	98.42	10.06	98.37
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	342	$ 17,839,975.20	6.33	700	92.82	10.24	58.31
Condominium	458	$ 19,242,904.46	6.82	685	97.91	9.95	94.05
Co-op	8	$ 578,078.03	0.20	690	94.42	9.47	100.00
Manufactured Housing	3	$ 34,482.83	0.01	668	93.43	12.50	100.00
PUD	845	$ 41,023,955.59	14.55	678	96.26	10.43	89.42
Single Family Residence	4,635	$ 203,295,546.85	72.09	672	97.37	10.24	96.02
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	587	$ 18,641,896.60	6.61	716	90.60	10.76	-
Primary	5,655	$ 261,010,072.35	92.55	672	97.48	10.22	100.00
Secondary	49	$ 2,362,974.01	0.84	712	88.85	9.33	-
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Debt Consolidation	4	$ 90,139.71	0.03	660	89.27	13.15	100.00
Home Improvement	2	$ 35,448.47	0.01	620	73.23	11.01	61.04
Purchase	4,986	$ 224,069,065.58	79.45	678	98.22	10.28	91.40
Refinance - Cashout	1,153	$ 52,858,279.04	18.74	663	92.16	10.15	97.58
Refinance - Rate Term	146	$ 4,962,010.16	1.76	665	90.90	9.86	90.94
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	2	$ 19,006.52	0.01	780	2.68	8.84	100.00
10.01 - 20.00	5	$ 99,583.70	0.04	659	18.36	10.05	100.00
20.01 - 30.00	4	$ 117,370.54	0.04	739	26.89	8.12	100.00
30.01 - 40.00	8	$ 392,459.99	0.14	707	35.81	8.39	92.62
40.01 - 50.00	19	$ 865,420.74	0.31	704	44.95	7.40	91.32
50.01 - 60.00	15	$ 692,537.54	0.25	710	55.97	7.53	96.47
60.01 - 70.00	25	$ 1,157,464.51	0.41	693	65.79	8.23	81.04
70.01 - 80.00	117	$ 7,702,661.34	2.73	685	77.20	8.70	80.10
80.01 - 90.00	772	$ 31,393,409.60	11.13	684	88.99	10.04	62.66
90.01 - 95.00	826	$ 30,088,468.32	10.67	688	94.68	10.37	78.49
95.01 - 100.00	4,498	$ 209,486,560.16	74.28	671	99.92	10.35	99.56
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

State	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	1,838	$	120,270,525.31	42.65	684	97.10	9.83	94.86
Nevada	342	$	14,725,898.74	5.22	677	96.31	10.52	80.12
Florida	422	$	14,291,994.16	5.07	664	97.26	10.67	92.31
Arizona	406	$	13,239,529.18	4.69	673	96.88	10.49	82.58
Washington	311	$	12,352,901.09	4.38	669	98.58	10.55	96.34
Texas	365	$	9,835,374.26	3.49	667	98.49	11.03	86.65
Maryland	201	$	9,736,512.09	3.45	659	97.60	10.73	97.29
New York	157	$	9,484,660.81	3.36	685	87.78	9.50	83.47
Virginia	198	$	8,699,626.80	3.08	666	97.38	10.57	95.20
Oregon	237	$	8,540,807.02	3.03	679	98.57	10.42	98.17
Colorado	190	$	7,930,647.90	2.81	662	98.16	10.48	97.60
Illinois	146	$	5,445,762.63	1.93	672	98.43	10.38	98.40
Georgia	162	$	5,098,547.80	1.81	662	97.76	11.06	94.93
Massachusetts	83	$	4,239,638.68	1.50	674	96.25	10.11	87.46
Ohio	136	$	3,420,436.50	1.21	651	98.25	11.35	96.48
Other	1,097	$	34,702,079.99	12.31	666	96.73	10.64	90.99
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Documentation Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	3,835	$	156,132,997.20	55.36	667	97.65	10.13	95.61
NINA	71	$	3,176,242.72	1.13	695	90.74	12.17	78.98
Reduced	1,935	$	103,076,064.81	36.55	687	96.20	10.26	88.55
Stated/Stated	450	$	19,629,638.23	6.96	678	96.34	10.76	91.45
Total:	**6,291**	**$**	**282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2.501 - 3.000	1	$	10,386.51	0.00	652	90.00	2.75	0.00
3.501 - 4.000	2	$	68,156.18	0.02	694	93.30	3.71	100.00
4.001 - 4.500	5	$	219,368.19	0.08	742	96.11	4.21	89.47
5.001 - 5.500	2	$	113,601.06	0.04	636	87.38	5.31	100.00
5.501 - 6.000	19	$	918,218.67	0.33	746	71.21	5.92	97.33
6.001 - 6.500	26	$	1,622,845.06	0.58	720	71.83	6.37	89.29
6.501 - 7.000	38	$	2,069,765.31	0.73	731	82.33	6.85	87.10
7.001 - 7.500	101	$	5,135,256.00	1.82	727	91.29	7.38	91.68
7.501 - 8.000	165	$	9,768,286.55	3.46	709	92.83	7.85	95.82
8.001 - 8.500	326	$	16,556,644.60	5.87	706	96.34	8.38	95.69
8.501 - 9.000	613	$	34,238,564.19	12.14	701	97.49	8.86	96.57
9.001 - 9.500	582	$	29,226,170.55	10.36	687	97.25	9.34	93.18
9.501 - 10.000	848	$	42,409,386.34	15.04	678	97.59	9.86	92.84
10.001 - 10.500	644	$	30,502,009.04	10.82	667	97.99	10.36	91.31
10.501 - 11.000	641	$	30,634,522.69	10.86	661	97.60	10.86	91.72
11.001 - 11.500	482	$	20,152,902.92	7.15	650	97.99	11.33	95.05
11.501 - 12.000	650	$	23,747,801.25	8.42	646	98.03	11.84	89.43
12.001 - 12.500	448	$	16,278,036.73	5.77	660	96.63	12.37	79.47
12.501 - 13.000	206	$	6,154,906.38	2.18	650	98.72	12.85	98.66
13.001 - 13.500	141	$	3,775,835.51	1.34	645	97.96	13.34	99.33

13.501 - 14.000	140	$ 3,248,833.76	1.15	638	97.48	13.83	96.85
14.001 - 14.500	150	$ 3,760,531.85	1.33	644	99.38	14.45	86.90
14.501 - 15.000	48	$ 1,068,922.27	0.38	636	98.54	14.86	100.00
15.001 - 15.500	8	$ 224,200.01	0.08	644	100.00	15.33	100.00
15.501 - 16.000	2	$ 35,307.65	0.01	648	100.00	15.90	61.36
16.001 - 16.500	1	$ 30,303.96	0.01	606	100.00	16.50	100.00
16.501 - 17.000	1	$ 10,648.60	0.00	583	100.00	16.75	100.00
17.001 - 17.500	1	$ 33,531.13	0.01	604	100.00	17.25	100.00
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	3,040	$ 127,715,035.03	45.29	680	95.54	10.26	86.81
3	5	$ 413,999.47	0.15	708	85.52	9.45	84.30
6	17	$ 1,153,167.11	0.41	693	88.54	10.42	59.40
12	288	$ 17,531,677.54	6.22	700	95.15	9.47	90.36
24	1,992	$ 96,978,942.74	34.39	667	99.21	10.22	99.08
36	842	$ 35,588,225.02	12.62	670	97.70	10.54	98.18
60	107	$ 2,633,896.05	0.93	661	89.69	11.73	85.03
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**

LIEN POSITION	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	11	$ 433,790.58	0.15	727	44.26	7.37	59.95
2	6,280	$ 281,581,152.38	99.85	675	97.03	10.25	92.60
Total:	**6,291**	**$ 282,014,942.96**	**100.00**	**675**	**96.95**	**10.25**	**92.55**